CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #03-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 [redacted]

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

RECEIVED
2008 JUN -3 P 11:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: GCSS-EL/(

08003005

15 May 2008

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY AR REGISTERED

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcements dated:

- 6 May 2008 (*Announcement by Subsidiary Company, Millennium & Copthorne Hotels plc on First Quarter 2008 Results)*;
- 6 May 2008 (*Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest*);
- 6 May 2008 (*Notice of a New Substantial Shareholder's Interest*);
- 14 May 2008 (*Unaudited First Quarter Financial Statement and Dividend Announcement*);
- 14 May 2008 (*Notification on New Associated Companies*); and
- 15 May 2008 (*News Release – CDL Creates CSR Milestone by Publishing the First GRI-checked Social and Environmental Report in Singapore*)

Yours faithfully

ENID LING
Manager
(Corporate Secretarial Services)

PROCESSED
JUN 05 2008
THOMSON REUTERS

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) *(By Fax Only)*

Ms Catherine Loh

K:\EL-Team\Irise's Folder\Ltr 2008\ADR\0760-sec(adr).doc(EL/kw)

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
www.cdl.com.sg

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	06-May-2008 17:15:20
Announcement No.	00049

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by Subsidiary Company, Millennium & Copthorne Hotels plc on First Quarter 2008 Results
Description	Please see attached, the announcement released by Millennium & Copthorne Hotels plc on 6 May 2008.
Attachments:	MnC-InterimMgmtReport.pdf Total size = **203K** (2048K size limit recommended)

For Immediate Release 6 May 2008

MILLENNIUM
HOTELS AND RESORTS
MILLENNIUM • COPTHORNE
You are the Centre of Our World

MILLENNIUM & COPTHORNE HOTELS PLC

INTERIM MANAGEMENT REPORT
First Quarter Results to 31 March 2008

Millennium & Copthorne Hotels plc today announces first quarter results to 31 March 2008 together with a trading update. The Group has a portfolio of hotels located in the Americas, Europe, Middle East, Asia and New Zealand.

First quarter highlights

- Revenue growth of 2.4%[1] to £160.7m; Hotel revenue growth of 5.0%[1] to £158.4m
- Group RevPAR up by 7.4%[1] to £51.70
- Headline operating profit up 17.1% to £28.1m (2007: £24.0m) [2]
- Profit before income tax up 11.1% to £22.0m
- Headline profit before income tax up 19.6% to £22.0m (2007: £18.4m) [2]
- Headline earnings per share up 26.3% to 4.8p (2007: 3.8p) [3]. Basic earnings per share 4.8p
- Opened one hotel in China and three hotels in the Middle East; Development pipeline of 5,517 rooms (19 hotels)

[1] For comparability, statistics for 2007 have been translated at average exchange rates for the quarter ended 31 March 2008
[2] Adjusted to exclude other operating income of the Group, joint ventures and associates
[3] Adjusted to exclude other operating income of the Group, joint ventures and associates (net of tax)

Post 31 March 2008
On 10 April 2008 the Group soft-opened its fourth Grand Millennium property, the 521-room Grand Millennium Beijing in China, bringing the total number of properties open in mainland China to three.

Commenting today, Mr Kwek Leng Beng, Chairman said:

"Overall results for the first quarter were broadly in line with expectations. The timing of Easter this year falling in March compared to April in 2007 had a negative impact on the Group's performance and two of our major US properties are in the midst of major refurbishment projects. Despite this, RevPAR growth was still good, helped by continued encouraging market conditions in Singapore and New York.

While it is too early to assess the repercussions of the slow down in the US economy, the current credit-crunch and its impact on the global economy, my fellow Board members and I believe that the current environment will remain favourable to companies with strong balance sheets and low gearing.

We remain confident of making further progress and the outlook for the year as a whole remains in line with the expectations that we set at the end of last year."

Enquiries:
Millennium & Copthorne Hotels plc Tel: +44 (0) 20 7872 2444
Richard Hartman, Chief Executive Officer
Alan Chapman, Head of Finance

Buchanan Communications Tel: +44 (0) 20 7466 5000
Tim Anderson/Charles Ryland/Rebecca Skye Dietrich

Analyst briefing
There will be a conference call hosted by Richard Hartman, Chief Executive Officer, at 9.00am (UK time) on 6 May. For dial-in details, please contact Camilla Simpson on +44 (0) 20 7466 5000.

CHAIRMAN'S STATEMENT

Overall results for the first quarter were broadly in line with expectations. The timing of Easter this year falling in March compared to April in 2007 had a negative impact on the Group's performance and two of our major US properties are in the midst of major refurbishment projects. Despite this, RevPAR growth was still good, helped by encouraging market conditions in Singapore and New York.

Financial Performance

Profit before income tax was £22.0m (2007: £19.8m) and basic earnings per share increased by 14.3% to 4.8p whilst headline earnings per share at 4.8p showed a 26.3% increase on the previous year (2007: 3.8p). Headline profit before income tax rose to £22.0m, an increase of 19.6% compared to 2007. The effect of translating the 2007 quarter profit before income tax at 2008 exchange rates is to increase 2007 reported profit before income tax by £1.0m, mainly driven by a strengthening in the Singapore dollar, New Zealand dollar and Euro, offset by a weakening US dollar.

Group RevPar increased by 7.4% based on constant currency terms. Easter had a negative impact on RevPAR. This is illustrated through the impact of RevPAR where in the period from 1 January 2008 to 21 March 2008 (the commencement of Easter) Group RevPAR was 9.7% ahead of the equivalent period in 2007 compared to the 7.4% improvement for the period from 1 January 2008 to 31 March 2008 and its equivalent period in 2007.

CEO Appointment

We announced the appointment of Richard Hartman as Chief Executive Officer who joined the Company on 7 April 2008. Richard will be joining the Board of Millennium & Copthorne immediately following the Company's annual general meeting which is being held on 7 May 2008. Wong Hong Ren has reverted to his previous role as an Executive Director with responsibilities that include overseeing the Group's finance function.

Richard, aged 62 has over 30 years experience in the hotel and restaurant industry and has held senior positions at InterContinental Hotels Group where he was main Board Director from 2003 to 2007. He was also President of ITT Sheraton North America between 1992 and 1998.

Review of Management Structure and Systems

Following the review of the management structure and systems for the Group, a framework outlining actions to be taken has been considered and agreed by the Board and the Chief Executive Officer. Richard Hartman will take control of the necessary implementation plans with input from Wong Hong Ren where his particular skills, expertise and experience are required.

Key Operational Highlights

Expansion in Asia continues. In China the Millennium Harbourview Hotel Xiamen, a 352-room property, was opened under a franchise contract in January 2008. The hotel was formerly the Crowne Plaza Harbourview Hotel Xiamen. On 10 April 2008 the Group soft-opened its fourth Grand Millennium property, the 521-room Grand Millennium Beijing in China, bringing the total number of properties open in mainland China to three.

In May 2008 the Copthorne Hotel Qingdao, a 453-room property, will open under a franchise contract. The hotel was formerly Hotel Equatorial Qingdao. A further two hotels operating under management contracts will open in China later this year in Chengdu and Wuxi.

In the Middle East the Group opened three new properties under management contract in the first quarter under two brands which are both new to the Middle East. The Grand Millennium Dubai is the third property in the Group to be launched under the Grand Millennium brand. With 352 rooms, the Grand Millennium Dubai combines world class business and leisure facilities, offering guests an unprecedented level of service. The second property is the Copthorne Hotel Dubai which has 163 rooms offering views over Dubai Creek and surrounding parks from private balconies. The third hotel is the Copthorne Al Jahrah Kuwait and is the Group's first property in Kuwait.

The Group also announced the signing of a further eight management contracts, with seven in the United Arab Emirates and one in Kuwait. These properties are due to open between 2009 and 2011 and account for almost 2,300 additional rooms. This brings the number of rooms in the Group's worldwide pipeline to 5,517 rooms (19 hotels).

In January, the Group commenced a combined US$50.0m (£25.1m) renovation project at the Millennium Boston an in Boston and the Millennium Knickerbocker in Chicago to completely transform both hotels to bring a stylish, high quality upscale look to both properties. Completion of both projects is expected by August 2008.

Outlook

While it is too early to assess the repercussions of the slow down in the US economy, the current credit-crunch and its impact on the global economy, my fellow Board members and I believe that the current environment will remain favourable to companies with strong balance sheets and low gearing.

The current economic environment may provide opportunities for expansion. The business strategy adopted over the past few years has delivered a robust balance sheet, low debt and impressive cash generation capability. We remain ideally positioned to take advantage of any attractive opportunities that may arise and we have sufficient operational flexibility to react to changing market conditions as necessary.

We remain confident of making further progress and the outlook for the year as a whole remains in line with the expectations that we set at the end of last year.

DEVELOPMENT PIPELINE

Post 31 March 2008

On 10 April 2008 the Group opened its fourth Grand Millennium property, the 521-room Grand Millennium Beijing in China bringing the total number of properties open in mainland China to three. The Group has also opened the 108 room Kingsgate Abu Dhabi Hotel marking the first property trading under the Kingsgate brand outside of New Zealand.

M&C Rakindo Hospitality, in which the Group owns 60% and Rakindo Developers Pvt. Ltd own 40%, announced plans to develop two new hotels in Chennai and Bangalore in India of 120 and 300 rooms respectively. The two new hotels will be managed under a new urban brand aimed at offering affordable contemporary business hotels to this rapidly expanding market. The hotel in Chennai is expected to be completed in 2009 while completion of the Bangalore hotel is expected in 2010.

FINANCIAL AND OPERATING HIGHLIGHTS

	Three months ended 31 March 2008 £m	Three months ended 31 March 2007 £m	Full year ended 31 December 2007 £m
Financial information			
Revenue	**160.7**	153.1	669.6
Operating profit	**25.7**	23.5	171.5
Profit before income tax	**22.0**	19.8	157.4
Profit for the period	**16.3**	14.8	159.5
Basic earnings per share (pence)	**4.8p**	4.2p	50.7p
Performance reporting			
Hotel operating profit	**27.2**	21.8	140.5
Headline operating profit	**28.1**	24.0	140.2
Headline profit before income tax	**22.0**	18.4	118.3
Headline earnings per share (pence)	**4.8p**	3.8p	32.2p
Net debt	**258.1**	253.1	262.1
Gearing (%)	**17.7%**	19.8%	18.4%
Operational			
RevPAR growth at constant rates of exchange*	**7.4%**	8.5%	9.7%
Occupancy movement (percentage points)	**(1.9%)**	0.2%	(0.3%)
Average room rate growth at constant rates of exchange*	**10.3%**	8.2%	10.1%
Hotel revenue growth at constant rates of exchange*	**5.0%**	10.8%	9.0%
Hotel operating profit growth at constant rates of exchange*	**21.4%**	25.3%	22.1%

* For comparability, statistics for 2007 have been translated at average exchange rates for the quarter ended 31 March 2008

Summary results

Profit before income tax increased by 11.1% to £22.0m as compared with £19.8m for 2007. Headline profit before income tax, the Group's measure of underlying profit before income tax, increased by 19.6% from £18.4m to £22.0m. Basic earnings per share were 4.8p, up 14.3% (2007: 4.2p) with headline earnings per share at 4.8p showing a 26.3% increase on the prior year (2007: 3.8p).

Revenue

Group reported revenue was £160.7m or 5.0% higher than the 2007 revenue of £153.1m. The effect of translating the 2007 quarter revenue at 2008 average exchange rates is to increase 2007 reported revenue by £3.9m, mainly driven by a strengthening in the Singapore dollar, New Zealand dollar and Euro, offset by a weakening US dollar.

Organic business revenue grew by £3.7m or 2.4%, with the impact of strong demand in New York and Singapore being offset by: (i) the negative effect of Easter that fell in March this year as opposed to April in 2007; (ii) refurbishing hotels in Boston and Chicago and; (iii) reduced level of sales in both Zenith apartments in Sydney and land sales in New Zealand.

Group RevPAR for the first quarter increased by 7.4% to £51.70 at constant rates of exchange. Group occupancies fell by 1.9 percentage points and average room rate grew by 10.3% to £73.44 and at constant rates of exchange, total hotel revenues increased by £7.5m and hotel operating profit by £4.8m to £27.2m.

Headline operating profit

Headline operating profit is the Group's measure of the underlying profit before interest and income tax. It includes the operating results of joint ventures and associates but excludes other operating income (of Group and share of joint ventures and associates) and impairment. Headline operating profit for the period grew by 17.1% from £24.0m to £28.1m.

Consistent with the impact on revenue, currency movements had a £0.9m (3.8%) positive impact on headline operating profit. Headline operating profit for organic business grew by £1.7m (6.4%) with strong performances across the Asia region and credible improved performance in the US offset by reduced reported profits from sales of Zenith apartments and land sales in New Zealand of £2.0m. Consistent with the impact on revenue, Easter had a negative impact on profitability.

Share of profit in joint ventures and associates

In 2008 the Group's share of operating profit of joint ventures and associates increased by £0.6m (13.0%) compared with 2007. This reflected increased profits from CDLHT, New Unity, and the first trading results of First Sponsor Capital Limited (formed in September 2007). These were offset by start up costs at the Grand Millennium Beijing in which the Group has a 30% effective interest, and which opened in April 2008.

Other operating income

There was no other operating income of the Group for 2008 (2007: £1.4m) which in 2007 consisted of a £1.0m release of property tax provision set aside on the acquisition of Regal Hotels in 1999 and a £0.4m profit on the disposal of stapled securities in CDLHT.

Taxation

The total Group income tax expense excluding the income tax relating to joint ventures and associates is £5.7m (2007: £5.0m), giving rise to an effective rate of 29.7% (2007: 29.2%).

A tax charge of £0.7m (2007: £0.3m) relating to joint ventures and associates is included in the reported profit before income tax.

Net finance expense

The net finance expense of £3.7m remained unchanged from 2007 reflecting both lower cost of debt and reduced level of debt offset by reduced income on lower cash balances.

Earnings per share

Basic earnings per share were 4.8p up 14.3% (2007: 4.2p) with headline earnings per share at 4.8p showing a 26.3% increase on the prior year (2007: 3.8p).

PERFORMANCE BY REGION

For comparability, the following regional review is based on calculations in constant currency whereby 31 March 2007 average room rate, RevPAR, revenue, gross operating profit and headline operating profit have been translated at average exchange rates for the quarter ended 31 March 2008.

As mentioned above, the timing of Easter has had an adverse impact on the quarter on quarter performance, particularly in Europe and Regional US. For the period to 21 March, the period on period performance by region was between 1.5 to 3.0 percentage points higher than the figures quoted below.

UNITED STATES

New York

RevPAR increased by 8.0% to £109.26 (2007: £101.16 at constant rates of exchange). As was the case in 2007, rate remained the primary driver of this increase, with all three hotels posting a combined average rate of £138.83, a 7.2% increase (2007: £129.52). Overall occupancy showed a small increase of 0.6 percentage points, although two of the properties showed a decrease in occupancy. The benefits of this rate driven strategy was to drive gross operating profit margins up 0.9 percentage points to 29.9% (2007: 29.0%).

Regional US

RevPAR fell by 3.2% to £26.66 (2007: £27.55). This was primarily due to two major renovation projects at the Millennium Bostonian Hotel Boston and the Millennium Knickerbocker Hotel Chicago, with a combined room count loss of just over 31,000 room nights. Excluding both these properties from 2007 and 2008 statistics would have increased RevPAR by 4.5% to £27.19 (2007: £26.03), driven by a 6.4% increase in rate to £46.17 (2007: £43.38) and a small fall in occupancy of 1.1 percentage points to 58.9%.

EUROPE

London

RevPAR increased by 1.7% to £73.35 (2007: £72.14). This was driven by a 7.7% increase in average rate to £94.40 (2007: £87.66) but at the expense of a 4.6 percentage point fall in occupancy to 77.7% (2007: 82.3%). Average rate increased in all five properties although this was at the expense of occupancy at four of these properties.

Rest of Europe

RevPAR fell by 0.3% to £52.78 (2007: £52.95). Occupancy fell by 3.9 percentage points, but average rate increased by 5.5% to £78.78 (2007: £74.68)

Regional UK
Demand was weak throughout the region and nine out of the eleven properties experienced lower occupancy levels resulting in an overall decrease in occupancy of 7.5 percentage points. Average rate still remained buoyant and increased by 5.0% to £74.43 (2007: £70.87). The resultant RevPAR fell by 5.3% to £50.98 (2007: £53.86).

France & Germany
RevPAR increased by 8.0% to £55.72 (2007: £51.60) driven by both increased average rate and occupancy. Occupancy increased by 1.8 percentage points to 64.7% (2007: 62.9%) while rate increased by 5.0% to £86.12 (2007: £82.03).

ASIA

RevPAR increased by 21.0% to £55.52 (2007: £45.90) driven by an 18.7% increase in average rate to £72.38 (2007: £60.96) and modest occupancy growth of 1.4 percentage points to 76.7%.

Singapore
The strong growth experienced in 2007 has continued through into 2008 which bodes well for the rest of the year. The resultant buoyancy resulted in a 36.7% increase in RevPAR to £69.49 (2007: £50.84) driven by a 38.3% increase in average rate to £82.63 (2007: £59.74), offset by a small fall in occupancy from 85.1% to 84.1%

Rest of Asia
RevPAR increased by 6.7% to £45.08 (2007: £42.23). This was driven by occupancy increasing by 3.2 percentage points to 71.2% and average rate increasing by 1.9% to £63.31 (2007: £62.10) and the benefits of refurbishment works at the Grand Millennium Kuala Lumpur which if excluded would result in a RevPAR increase of 4.7%.

CDLHT
At 31 March 2008, the Group had a 38.6% interest in CDLHT, a Singapore-listed REIT and it also acts as manager of the REIT. Both our REIT management fee and share of profits increased year on year by a combined 42.1% (before last year's £0.4m gain on disposal of stapled securities).

AUSTRALASIA

Hotels
RevPAR increased by 7.5% to £41.00 (2007: £38.14). This was achieved through an 8.7% increase in average rate to £51.06 (2007: £46.97) but with a small 0.9 percentage point fall in occupancy to 80.3%. Much of this was due to the Copthorne Hotel Wellington Oriental Bay, which underwent an extensive refurbishment last year. The overall RevPAR improvement with this hotel excluded was 3.3%.

Property Operations
In constant currency, profits from the Group's New Zealand landbank and sale of Zenith apartments in Sydney fell by £2.0m to £2.1m. This reflected reduced sales in their respective property markets.

Kwek Leng Beng
Chairman

6 May 2008

Consolidated income statement (unaudited)
for the first quarter ended 31 March 2008

	Notes	Three months ended 31 March 2008 £m	Three months ended 31 March 2007 £m	Full year ended 31 December 2007 £m
Revenue	1	**160.7**	153.1	669.6
Cost of sales		**(68.2)**	(67.4)	(284.8)
Gross profit		**92.5**	85.7	384.8
Administrative expenses		**(69.6)**	(66.3)	(271.7)
Other operating income	4	**-**	1.4	13.8
		22.9	20.8	126.9
Share of profit of joint ventures and associates		**2.8**	2.7	44.6
Analysed between:				
Operating profit before other income		**5.2**	4.6	20.1
Other operating income		**-**	-	32.3
Interest, tax and minority interests	5	**(2.4)**	(1.9)	(7.8)
Operating profit		**25.7**	23.5	171.5
Analysed between:				
Headline operating profit	1	**28.1**	24.0	140.2
Other operating income - Group	4	**-**	1.4	13.8
Other operating income - Share of joint ventures and associates		**-**	-	32.3
Impairment (included within administrative expenses)		**-**	-	(7.0)
Share of interest, tax and minority interests of joint ventures and associates		**(2.4)**	(1.9)	(7.8)
Finance income		**4.3**	2.2	12.3
Finance expense		**(8.0)**	(5.9)	(26.4)
Net finance expense		**(3.7)**	(3.7)	(14.1)
Profit before income tax		**22.0**	19.8	157.4
Income tax (expense)/credit	6	**(5.7)**	(5.0)	2.1
Profit for the period		**16.3**	14.8	159.5
Attributable to:				
Equity holders of the parent		**14.1**	12.2	149.4
Minority interests		**2.2**	2.6	10.1
		16.3	14.8	159.5
Basic earnings per share (pence)	7	**4.8p**	4.2p	50.7p
Diluted earnings per share (pence)	7	**4.8p**	4.2p	50.6p

The financial results above all derive from continuing activities.

Consolidated statement of recognised income and expense (unaudited)
for the first quarter ended 31 March 2008

	Notes	Three months ended 31 March 2008 £m	Three months ended 31 March 2007 £m	Full year ended 31 December 2007 £m
Foreign exchange translation differences		**27.9**	-	17.4
Actuarial (losses)/gains arising in respect of defined benefit pension plans		**-**	(1.0)	0.7
Income tax on income and expense recognised directly in equity	6	**-**	0.2	2.6
Income and expense recognised directly in equity		**27.9**	(0.8)	20.7
Profit for the period		**16.3**	14.8	159.5
Total recognised income and expense for the period		**44.2**	14.0	180.2
Attributable to:				
Equity holders of the parent		**37.4**	8.1	162.7
Minority interests		**6.8**	5.9	17.5
Total recognised income and expense for the period		**44.2**	14.0	180.2

Consolidated balance sheet (unaudited)
as at 31 March 2008

	Notes	As at 31 March 2008 £m	As at 31 March 2007 £m	As at 31 December 2007 £m
Non-current assets				
Property, plant and equipment		**1,720.8**	1,708.6	1,709.0
Lease premium prepayment		**90.3**	74.3	90.0
Investment properties		**59.7**	49.7	58.2
Investments in joint ventures and associates		**259.6**	115.4	247.6
Loans due from joint ventures and associates		**6.1**	26.6	5.4
Other financial assets		**4.8**	2.9	4.8
		2,141.3	1,977.5	2,115.0
Current assets				
Inventories		**4.8**	4.4	4.9
Development properties		**73.2**	67.9	69.6
Lease premium prepayment		**1.3**	1.3	1.1
Trade and other receivables		**61.6**	62.9	58.2
Other financial assets		**8.8**	7.9	9.1
Cash and cash equivalents		**169.1**	158.9	156.3
		318.8	303.3	299.2
Total assets		**2,460.1**	2,280.8	2,414.2
Non-current liabilities				
Interest-bearing loans, bonds and borrowings		**(313.9)**	(327.6)	(304.1)
Employee benefits		**(13.1)**	(16.3)	(12.9)
Provisions		**(0.9)**	(1.2)	(1.0)
Other non-current liabilities		**(93.4)**	(89.8)	(90.9)
Deferred tax liabilities		**(200.9)**	(225.0)	(205.8)
		(622.2)	(659.9)	(614.7)
Current liabilities				
Interest-bearing loans, bonds and borrowings		**(113.3)**	(84.4)	(114.3)
Trade and other payables		**(108.7)**	(110.7)	(113.7)
Provisions		**(0.4)**	(0.4)	(0.4)
Income taxes payable		**(17.3)**	(19.8)	(17.4)
		(239.7)	(215.3)	(245.8)
Total liabilities		**(861.9)**	(875.2)	(860.5)
Net assets		**1,598.2**	1,405.6	1,553.7
Equity				
Total equity attributable to equity holders of the parent		**1,461.2**	1,278.3	1,423.5
Minority interests		**137.0**	127.3	130.2
Total equity	8	**1,598.2**	1,405.6	1,553.7

Consolidated statement of cash flows (unaudited)
for the first quarter ended 31 March 2008

	Three months ended 31 March 2008 £m	Three months ended 31 March 2007 £m	Full year ended 31 December 2007 £m
Cash flows from operating activities			
Profit for the year	**16.3**	14.8	159.5
Adjustments for:			
Depreciation and amortisation	**7.2**	7.3	28.7
Share of profit of joint ventures and associates	**(2.8)**	(2.7)	(44.6)
Impairment losses on property, plant and equipment	-	-	7.0
Profit on sale of property, plant and equipment	-	-	(1.4)
Release of property tax provision	-	-	(1.0)
Gain on dilution of investment in associates	-	-	(2.0)
Profit on sale of stapled securities in associates	-	(0.4)	(0.7)
Change in fair value of investment properties	-	-	(8.7)
Write down of a development property	-	-	9.6
Equity settled share-based payment transactions	**0.2**	0.2	0.8
Finance income	**(4.3)**	(2.2)	(12.3)
Finance expense	**8.0**	5.9	26.4
Income tax expense/(credit)	**5.7**	5.0	(2.1)
	30.3	27.9	159.2
Increase in inventories and trade and other receivables	**(4.1)**	(4.3)	(2.3)
(Increase)/decrease in development properties	**(1.9)**	0.8	(1.9)
(Decrease)/increase in trade and other payables	**(6.7)**	6.4	7.6
Increase/(decrease) in provisions and employee benefits	**0.1**	1.2	(2.4)
Cash generated from operations	**17.7**	32.0	160.2
Interest paid	**(3.2)**	(4.1)	(22.8)
Interest received	**1.7**	2.1	8.5
Income tax paid	**(3.9)**	(2.1)	(17.7)
Net cash generated from operating activities	**12.3**	27.9	128.2
Cash flows from investing activities			
Proceeds from sale of property, plant and equipment	-	-	0.3
Proceeds from sale of/ (investment in) other financial assets	**0.9**	(3.8)	(5.0)
Proceeds from the sale of stapled securities in associates	-	1.1	1.6
Dividends received from associates	**5.2**	2.7	6.6
Increase in loan to joint venture	**(0.4)**	-	(0.6)
(Increase)/decrease in investment in joint ventures and associates	**(7.5)**	0.6	(59.6)
Acquisition of property, plant & equipment, and lease premium prepayment	**(8.2)**	(22.4)	(56.8)
Net cash used in investing activities	**(10.0)**	(21.8)	(113.5)
Cash flows from financing activities			
Proceeds from the issue of share capital	**0.1**	0.9	1.4
Repayment of borrowings	**(3.5)**	(67.1)	(241.4)
Drawdown of borrowings	**10.3**	57.8	235.8
Payment of finance lease obligations	-	(1.0)	(2.1)
Loan arrangement fees	-	(0.1)	(0.5)
Share buy back of minority interests	-	-	(10.0)
Dividends paid to minority interests	-	(1.6)	(2.2)
Capital contribution from minority interests	-	-	1.9
Dividends paid to equity holders of the parent	-	-	(10.5)
Net cash from/(used) in financing activities	**6.9**	(11.1)	(27.6)
Net increase/(decrease) in cash and cash equivalents	**9.2**	(5.0)	(12.9)
Cash and cash equivalents at beginning of period	**155.9**	161.5	161.5
Effect of exchange rate fluctuations on cash held	**3.7**	1.5	7.3
Cash and cash equivalents at end of the period	**168.8**	158.0	155.9

Reconciliation of cash and cash equivalents

Cash and cash equivalents shown on the balance sheet	**169.1**	158.9	156.3
Overdraft bank accounts included in borrowings	**(0.3)**	(0.9)	(0.4)
Cash and cash equivalents for cash flow statement purposes	**168.8**	158.0	155.9

Notes to the first quarter results announcement

1. General information

Basis of preparation

The first quarter results for Millennium & Copthorne Hotels plc ('the Company') to 31 March 2008 comprise the Company and its subsidiaries (together referred to as 'the Group') and the Group's interests in jointly controlled and associate entities.

These primary statements and selected notes comprise the unaudited interim consolidated financial results of the Group for the quarters ended 31 March, 2008 and 2007, together with the audited results for the year ended 31 December 2007.

The comparative figures for the financial year ended 31 December 2007 have been extracted from the Group's statutory Annual Report and Accounts for that financial year but do not constitute those accounts, which have been filed with the Registrar of Companies. Those accounts have been reported on by the auditors and the audit opinion was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985. The consolidated financial statements of the Group for the financial year ended 31 December 2007 are available from the Company's website www.millenniumhotels.com.

In preparing the first quarter results to 31 March 2008, the Board of Directors have used the principal accounting policies as set out in the Group's Annual Report and Accounts for the year ended 31 December 2007. The first quarter results have been prepared in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority. The first quarter results should be read in conjunction with the Group's Annual Report and Accounts for the year ended 31 December 2007.

These first quarter results do not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985.

The first quarter results were approved by the Board of Directors on 2 May 2008.

The financial statements are presented in the Group's functional currency of sterling, rounded to nearest hundred thousand.

The accounting for the disposal to CDLHT in 2006 has been adjusted in respect of the land lease element of the transaction on the 75-year leases of the Orchard Hotel and M Hotel. In the unaudited interim consolidated financial results of the Group for the quarter ended 31 March 2007 the proportion of the consideration received as prepayment by CDLHT of the operating lease of the land was effectively netted off against the freehold land value for these two hotels. Freehold land has been restated to the value before the transaction and the deferred income arising from the land prepayment has been recognised on the balance sheet at the value at the date of the transaction of £84.5m (converted at 31 March 2007 exchange rate).

Non-GAAP information

Headline profit before income tax, headline operating profit, net debt and gearing percentage

Reconciliation of headline profit before income tax and headline operating profit to the closest equivalent GAAP measure, profit before income tax is provided in note 9 along with an analysis of net debt and calculated gearing percentage.

Like-for like growth

The Group believes that like-for-like growth which is not intended to be a substitute, or superior to, reported growth, provides useful and necessary information to investors and interested parties for the following reasons:

- it provides additional information on the underlying growth of the business without the effect of factors unrelated to the operating performance of the business; and
- it is used by the Group for internal performance analysis.

2. Accounting policies

The accounting policies and methods of calculation adopted are consistent with those of the annual financial statements for the year ended 31 December 2007, as described in those financial statements.

3. Segmental analysis

Segmental information is presented in respect of the Group's business and geographical segments. The primary format is business segments and is based on the Group's management and internal reporting structure.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items principally comprise: interest-bearing loans, borrowings and net finance expense, taxation balances and corporate expenses.

Business segments

The Group comprises the following main business segments:

- Hotel operations, comprising income from the ownership and management of hotels

- Property operations, comprising the development and sale of land and development properties and investment property rental income

Notes to the first quarter results announcement
3. Segmental analysis (continued)

Geographical segments
The hotel and operations are managed on a worldwide basis and operate in six principal geographical areas:

- New York
- Regional US
- London
- Rest of Europe
- Asia
- Australasia

In presenting information on the basis of geographical segments, segment revenue and assets are based on the geographical location of the assets.

Business segments (primary)

	Three months ended 31 March 2008			
	Hotel 2008 £m	Property operations 2008 £m	Central costs 2008 £m	Total Group 2008 £m
Revenue	158.4	2.3	-	160.7
Gross operating profit	56.0	0.4	-	56.4
Depreciation	(6.9)	-	-	(6.9)
Amortisation of lease premium prepayments	(0.3)	-	-	(0.3)
Other hotel fixed charges	(21.6)	-	-	(21.6)
Central costs	-	-	(4.7)	(4.7)
Share of joint ventures and associates operating profit	5.2	-	-	5.2
Headline operating profit/(loss)	32.4	0.4	(4.7)	28.1
Share of interest, tax and minority interests of joint ventures and associates	(2.4)	-	-	(2.4)
Operating profit/(loss)	30.0	0.4	(4.7)	25.7
Net finance expense				(3.7)
Profit before income tax				22.0

	Three months ended 31 March 2007			
	Hotel 2007 £m	Property operations 2007 £m	Central costs 2007 £m	Total Group 2007 £m
Revenue	147.5	5.6	-	153.1
Gross operating profit	50.0	2.3	-	52.3
Depreciation	(7.0)	-	-	(7.0)
Amortisation of lease premium prepayments	(0.3)	-	-	(0.3)
Other hotel fixed charges	(20.9)	-	-	(20.9)
Central costs	-	-	(4.7)	(4.7)
Share of joint ventures and associates operating profit	4.6	-	-	4.6
Headline operating profit/(loss)	26.4	2.3	(4.7)	24.0
Other operating income – Group	0.4	-	1.0	1.4
Share of interest, tax and minority interests of joint ventures and associates	(1.9)	-	-	(1.9)
Operating profit/(loss)	24.9	2.3	(3.7)	23.5
Net finance expense				(3.7)
Profit before income tax				19.8

3. Segmental analysis (continued)
Business segments (primary - continued)

	Full year ended 31 December 2007			
	Hotel 2007 £m	Property operations 2007 £m	Central costs 2007 £m	Total Group 2007 £m
Revenue	649.7	19.9	-	669.6
Gross operating profit	248.7	(1.0)	-	247.7
Depreciation	(27.4)	-	-	(27.4)
Amortisation of lease premium prepayments	(1.3)	-	-	(1.3)
Other hotel fixed charges	(79.5)	-	-	(79.5)
Central costs	-	-	(19.4)	(19.4)
Share of joint ventures and associates operating profit	20.1	-	-	20.1
Headline operating profit/(loss)	160.6	(1.0)	(19.4)	140.2
Other operating income – Group	5.1	8.7	-	13.8
Other operating income – Share of joint ventures and associates	32.3	-	-	32.3
Impairment	(7.0)	-	-	(7.0)
Share of interest, tax and minority interests of joint ventures and associates	(7.8)	-	-	(7.8)
Operating profit/(loss)	183.2	7.7	(19.4)	171.5
Net finance expense				(14.1)
Profit before income tax				157.4

Geographical segments (secondary)

	Three months ended 31 March 2008							
	New York £m	**Regional US £m**	**London £m**	**Rest of Europe £m**	**Asia £m**	**Australasia £m**	**Central costs £m**	**Total Group £m**
Revenue								
Hotel	22.4	22.4	20.4	24.5	54.1	14.6	-	158.4
Property operations	-	0.4	-	-	0.9	1.0	-	2.3
Total	22.4	22.8	20.4	24.5	55.0	15.6	-	160.7
Hotel gross operating profit	6.7	2.3	9.0	7.2	23.9	6.9	-	56.0
Hotel fixed charges*	(3.7)	(4.2)	(3.1)	(4.2)	(11.1)	(2.5)	-	(28.8)
Hotel operating profit/(loss)	3.0	(1.9)	5.9	3.0	12.8	4.4	-	27.2
Property operations operating profit/(loss)	-	(0.1)	-	-	0.2	0.3	-	0.4
Central costs	-	-	-	-	-	-	(4.7)	(4.7)
Share of joint ventures and associates operating profit	-	-	-	-	5.2	-	-	5.2
Headline operating profit/(loss)	3.0	(2.0)	5.9	3.0	18.2	4.7	(4.7)	28.1
Share of interest, tax and minority interests of joint ventures and associates	-	-	-	-	(2.4)	-	-	(2.4)
Operating profit/(loss)	3.0	(2.0)	5.9	3.0	15.8	4.7	(4.7)	25.7
Net finance expense								(3.7)
Profit before income tax								22.0

Notes to the first quarter results announcement

3. Segmental analysis (continued)
Business segments (secondary - continued)

	Three months ended 31 March 2007							
	New York £m	Regional US £m	London £m	Rest of Europe £m	Asia £m	Australasia £m	Central costs £m	Total Group £m
Revenue								
Hotel	21.4	23.5	20.5	23.4	45.3	13.4	-	147.5
Property operations	-	0.5	-	-	0.3	4.8	-	5.6
Total	21.4	24.0	20.5	23.4	45.6	18.2	-	153.1
Hotel gross operating profit	6.2	3.2	9.6	7.1	17.4	6.5	-	50.0
Hotel fixed charges*	(3.5)	(4.3)	(4.9)	(4.1)	(9.0)	(2.4)	-	(28.2)
Hotel operating profit/(loss)	2.7	(1.1)	4.7	3.0	8.4	4.1	-	21.8
Property operations operating profit	-	-	-	-	0.2	2.1	-	2.3
Central costs	-	-	-	-	-	-	(4.7)	(4.7)
Share of joint ventures and associates operating profit	-	-	-	-	4.6	-	-	4.6
Headline operating profit/(loss)	2.7	(1.1)	4.7	3.0	13.2	6.2	(4.7)	24.0
Other operating income – Group	-	-	-	-	0.4	-	1.0	1.4
Share of interest, tax and minority interests of joint ventures and associates	-	-	-	-	(1.9)	-	-	(1.9)
Operating profit/(loss)	2.7	(1.1)	4.7	3.0	11.7	6.2	(3.7)	23.5
Net financing expense								(3.7)
Profit before income tax								19.8

	Full year ended 31 December 2007							
	New York £m	Regional US £m	London £m	Rest of Europe £m	Asia £m	Australasia £m	Central costs £m	Total Group £m
Revenue								
Hotel	106.5	112.0	92.0	98.0	196.0	45.2	-	649.7
Property operations	-	1.6	-	-	1.5	16.8	-	19.9
Total	106.5	113.6	92.0	98.0	197.5	62.0	-	669.6
Hotel gross operating profit	43.2	26.8	46.4	30.7	83.2	18.4	-	248.7
Hotel fixed charges*	(15.6)	(17.4)	(12.7)	(15.7)	(36.5)	(10.3)	-	(108.2)
Hotel operating profit	27.6	9.4	33.7	15.0	46.7	8.1	-	140.5
Property operations operating profit/(loss)	-	(9.8)	-	-	0.9	7.9	-	(1.0)
Central costs	-	-	-	-	-	-	(19.4)	(19.4)
Share of joint ventures and associates operating profit	-	-	-	-	20.1	-	-	20.1
Headline operating profit/(loss)	27.6	(0.4)	33.7	15.0	67.7	16.0	(19.4)	140.2
Other operating income – Group	1.0	-	-	-	12.8	-	-	13.8
Other operating income – share of joint ventures and associates	-	-	-	-	32.3	-	-	32.3
Impairment	-	(6.1)	-	(0.9)	-	-	-	(7.0)
Share of interest, tax and minority interests of joint ventures and associates	-	-	-	-	(7.8)	-	-	(7.8)
Operating profit/(loss)	28.6	(6.5)	33.7	14.1	105.0	16.0	(19.4)	171.5
Net financing expense								(14.1)
Profit before income tax								157.4

*'Hotel fixed charges' include depreciation, amortisation of lease premium prepayments, property rent, taxes and insurance, operating lease rentals and management fees.

3. Segmental analysis (continued)
Segmental assets and liabilities

Three months ended 31 March 2008	New York £m	Regional US £m	London £m	Rest of Europe £m	Asia £m	Australasia £m	Total Group £m
Hotel operating assets	280.8	233.8	446.7	227.2	581.7	119.9	1,890.1
Hotel operating liabilities	(7.8)	(26.6)	(19.3)	(19.9)	(133.0)	(8.6)	(215.2)
Investments in joint ventures and associates	-	-	-	-	235.5	24.1	259.6
Loans due from joint ventures	-	-	-	-	6.1	-	6.1
Total hotel operating net assets	273.0	207.2	427.4	207.3	690.3	135.4	1,940.6
Property operations assets	-	34.6	-	-	45.3	55.3	135.2
Property operations liabilities	-	(0.1)	-	-	(0.6)	(0.6)	(1.3)
Total property operations net assets	-	34.5	-	-	44.7	54.7	133.9
Deferred tax liabilities							(200.9)
Income taxes payable							(17.3)
Net debt							(258.1)
Net assets							1,598.2

Three months ended 31 March 2007	New York £m	Regional US £m	London £m	Rest of Europe £m	Asia £m	Australasia £m	Total Group £m
Hotel operating assets	287.1	242.5	453.1	218.1	562.5	99.3	1,862.6
Hotel operating liabilities	(7.4)	(21.1)	(24.6)	(23.6)	(133.4)	(7.0)	(217.1)
Investments in joint ventures and associates	-	-	-	-	115.4	-	115.4
Loans due from joint ventures	-	-	-	-	26.6	-	26.6
Total hotel operating net assets	279.7	221.4	428.5	194.5	571.1	92.3	1,787.5
Property operations assets	-	43.7	-	-	34.1	39.5	117.3
Property operations liabilities	-	(0.2)	-	-	(0.4)	(0.7)	(1.3)
Total property operations net assets	-	43.5	-	-	33.7	38.8	116.0
Deferred tax liabilities							(225.0)
Income taxes payable							(19.8)
Net debt							(253.1)
Net assets							1,405.6

Full year ended 31 December 2007	New York £m	Regional US £m	London £m	Rest of Europe £m	Asia £m	Australasia £m	Total Group £m
Hotel operating assets	284.4	254.2	447.6	220.5	554.9	112.9	1,874.5
Hotel operating liabilities	(9.6)	(26.9)	(20.5)	(15.8)	(137.4)	(7.5)	(217.7)
Investments in joint ventures and associates	-	-	-	-	231.1	16.5	247.6
Loans due from joint ventures	-	-	-	-	5.4	-	5.4
Total hotel operating net assets	274.8	227.3	427.1	204.7	654.0	121.9	1,909.8
Property operations assets	-	34.5	-	-	43.1	52.8	130.4
Property operations liabilities	-	(0.1)	-	-	(0.4)	(0.7)	(1.2)
Total property operations net assets	-	34.4	-	-	42.7	52.1	129.2
Deferred tax liabilities							(205.8)
Income taxes payable							(17.4)
Net debt							(262.1)
Net assets							1,553.7

Notes to the first quarter results announcement

4. Other operating income

	Three months ended 31 March 2008 £m	Three months ended 31 March 2007 £m	Full year ended 31 December 2007 £m
Release of property tax provision set aside on acquisition of Regal Hotels in 1999	-	1.0	1.0
Profit on disposal of stapled securities in CDLHT	-	0.4	0.7
Gain on dilution of investment in CDLHT	-	-	2.0
Fair value adjustments of investment property	-	-	8.7
Profit on sale and leaseback of three Singapore hotels	-	-	1.4
	-	1.4	13.8

For full year 2007 the £2.0m dilution gain arising on the investment in CDLHT followed the Group's subscription to a rights issue at a discount together with the non-participation in a S$32.8m (£10.6m) private placement issue, the effect of which marginally diluted the Group's interest in CDLHT which at 31 December 2007 was 38.5% (31 March 2008: 38.6%).

5. Share of joint ventures and associates interest, tax and minority interests

	Three months ended 31 March 2008 £m	Three months ended 31 March 2007 £m	Full year ended 31 December 2007 £m
Interest	(0.6)	(0.8)	(3.2)
Tax	(0.7)	(0.3)	(1.4)
Minority interests	(1.1)	(0.8)	(3.2)
	(2.4)	(1.9)	(7.8)

6. Income tax expense

The £5.7m total income tax expense for the first quarter ended 31 March 2008 (first quarter ended 2007: £5.0m) comprises a UK tax charge of £0.7m and an overseas tax charge of £5.0m (first quarter ended 31 March 2007 a UK charge of £0.6m and overseas tax charge of £4.4m). For the full year 2007 the £2.1m total income tax credit comprises a UK tax credit of £13.5m and an overseas tax charge of £11.4m.

Income tax expense for the period presented is the expected income tax payable on the taxable income for the period, calculated at the estimated average annual effective income tax rate applied to the pre-tax income of the period.

Taxation for the period comprises both the Group income tax charge and the joint ventures and associates income tax charge which is included separately within the Group's share of joint venture profits (but disclosed on the face of the income statement).

The estimated annual effective rate applied to profit before income tax excluding the Group's share of joint ventures and associates profits is 29.7%. For the comparative periods, the Group's effective tax rate was 29.2% (first quarter ended 31 March 2007) and 1.9% credit (full year ended 31 December 2007).

The full year 2007 Group tax credit excluding the tax relating to joint ventures and associates was £2.1m, giving an effective rate of (1.9%). Major credit adjustments affecting the tax charge were: (i) impact of change of UK tax legislation of £12.9m; (ii) effect of change in tax rates on opening deferred tax £3.9m and; (iii) adjustments in respect of prior periods of £13.5m.

Income tax recognised directly in equity

	Three months ended 31 March 2008 £m	Three months ended 31 March 2007 £m	Full year ended 31 December 2007 £m
Taxation credit/(expense) arising on defined benefit pension schemes	-	0.2	(1.2)
Taxation credit arsing in respect of previously revalued property	-	-	3.2
Taxation credit arising on share-based incentive schemes	-	-	0.6
	-	0.2	2.6

Notes to the first quarter results announcement

7. Earnings per share

Earnings per share are calculated using the following information:

	Three months ended 31 March 2008	Three months ended 31 March 2007	Full year ended 31 December 2007
(a) Basic			
Profit for period attributable to holders of the parent (£m)	**14.1**	12.2	149.4
Weighted average number of shares in issue (m)	**296.4**	291.9	294.4
Basic earnings per share	**4.8p**	4.2p	50.7p
(b) Diluted			
Profit for period attributable to holders of the parent (£m)	**14.1**	12.2	149.4
Weighted average number of shares in issue (m)	**296.4**	291.9	294.4
Potentially dilutive share options under Group's share option schemes (m)	**0.2**	0.8	0.7
Weighted average number of shares in issue (diluted) (m)	**296.6**	292.7	295.1
Diluted earnings per share	**4.8p**	4.2p	50.6p
(c) Headline earnings per share			
Profit for the period attributable to holders of the parent (£m)	**14.1**	12.2	149.4
Adjustments for:			
- Other operating income (net of tax) (£m)	**-**	(1.0)	(13.8)
- Impairment (net of tax) (£m)	**-**	-	4.5
- Share of other operating income of joint ventures and associates (nil tax) (£m)	**-**	-	(32.3)
- Change in UK tax legislation on hotel tax allowances (£m)	**-**	-	(12.9)
Adjusted profit for the period attributable to holders of the parent (£m)	**14.1**	11.2	94.9
Weighted average number of shares in issue (m)	**296.4**	291.9	294.4
Headline earnings per share	**4.8p**	3.8p	32.2p
(d) Diluted headline earnings per share			
Adjusted profit for the period attributable to holders of the parent (£m)	**14.1**	11.2	94.9
Weighted average number of shares in issue (diluted) (m)	**296.6**	292.7	295.1
Diluted headline earnings per share	**4.8p**	3.8p	32.2p

8. Reconciliation of movements in total equity

	Three months ended 31 March 2008 £m	Three months ended 31 March 2007 £m	Full year ended 31 December 2007 £m
Total recognised income and expense for the period	**44.2**	14.0	180.2
Dividends paid to equity holders of the parent	**-**	-	(36.6)
Issue of shares in lieu of dividends	**-**	-	26.1
Dividends paid to minority interests	**-**	(1.6)	(2.2)
Share options exercised	**0.1**	0.9	1.4
Share buy back of minority interests	**-**	-	(10.0)
Capital contribution from minority interests	**-**	-	1.9
Equity settled transactions	**0.2**	0.2	0.8
Net increase in total equity	**44.5**	13.5	161.6
Opening total equity	**1,553.7**	1,392.1	1,392.1
Closing total equity	**1,598.2**	1,405.6	1,553.7

Notes to the first quarter results announcement

9. Non-GAAP measures

Headline operating profit

The Group presents headline operating profit, this excludes other operating income and impairment of the Group, and share of the other operating income of joint ventures and associates.

The Group believes that it is both useful and necessary to report these measures for the following reasons:

- they are measures used by the Group for internal performance analysis; and
- it is useful in connection with discussion with the investment analyst community.

Reconciliation of these measures to the closest equivalent GAAP measure, profit before income tax is provided below.

	Three months ended 31 March 2008 £m	Three months ended 31 March 2007 £m	Full year ended 31 December 2007 £m
Profit before income tax	**22.0**	19.8	157.4
Adjusted to exclude:			
Other operating income	-	(1.4)	(13.8)
Fair value adjustments of investment property	-	-	(8.7)
Business Interruption insurance proceeds	-	-	-
Net gain on sale and leaseback of three Singapore hotels	-	-	(1.4)
Gain on dilution of investment in CDLHT	-	-	(2.0)
Profit on disposal of stapled securities in CDLHT	-	(0.4)	(0.7)
Release of property tax provision set aside on acquisition of Regal Hotels in 1999	-	(1.0)	(1.0)
Share of associate's (CDLHT) fair value adjustments to investment property	-	-	(32.3)
Impairment	-	-	7.0
Headline profit before income tax	**22.0**	18.4	118.3
Add back:			
Share of results of joint ventures and associates - interest	**0.6**	0.8	3.2
- taxation	**0.7**	0.3	1.4
- minority interests	**1.1**	0.8	3.2
Net finance expense	**3.7**	3.7	14.1
Headline operating profit	**28.1**	24.0	140.2

Net debt

In presenting and discussing the Group's indebtedness and liquidity position, net debt is calculated. Net debt is not defined under IFRS. The Group believes that it is both useful and necessary to communicate net debt to investors and other interested parties, for the following reasons:

- net debt allows the Company and external parties to evaluate the Group's overall indebtedness and liquidity position;
- net debt facilitates comparability of indebtedness and liquidity with other companies, although the Group's measure of net debt may not be directly comparable to similarly titled measures used by other companies; and
- it is used in discussions with the investment analyst community.

Analysis of net debt and calculated gearing percentage is provided below. Gearing is defined as net debt as a percentage of total equity attributable to equity holders of the parent.

	As at 31 March 2008 £m	As at 31 March 2007 £m	As at 31 December 2007 £m
Cash and cash equivalents shown in the cash flow statement	**168.8**	158.0	155.9
Bank overdrafts (included in borrowings)	**0.3**	0.9	0.4
Cash and cash equivalents on the balance sheet	**169.1**	158.9	156.3
Interest-bearing loans, bonds and borrowings - Non-current	**(313.9)**	(327.6)	(304.1)
- Current	**(113.3)**	(84.4)	(114.3)
Net debt	**(258.1)**	(253.1)	(262.1)
Gearing (%)	**17.7%**	19.8%	18.4%

APPENDIX 1: KEY OPERATING STATISTICS
for the first quarter ended 31 March 2008

	Three months ended 31 March 2008 Reported currency	Three months ended 31 March 2007 Constant currency*	Three months ended 31 March 2007 Reported currency	Full year ended 31 December 2007 Reported currency
Occupancy %				
New York	78.7		78.1	86.6
Regional US	56.2		60.2	66.5
Total US	61.4		64.4	71.2
London	77.7		82.3	84.5
Rest of Europe	67.0		70.9	72.4
Total Europe	71.7		76.0	77.8
Asia	76.7		75.3	77.1
Australasia	80.3		81.2	69.3
Total Group	70.4		72.3	74.1
Average Room Rate (£)				
New York	138.83	129.52	131.43	150.20
Regional US	47.44	45.77	46.45	50.59
Total US	74.52	69.26	70.28	78.62
London	94.40	87.66	87.66	97.31
Rest of Europe	78.78	74.68	71.54	73.99
Total Europe	86.25	80.92	79.29	85.22
Asia	72.38	60.96	58.95	63.08
Australasia	51.06	46.97	42.57	42.67
Total Group	73.44	66.58	65.29	71.74
RevPAR (£)				
New York	109.26	101.16	102.65	130.07
Regional US	26.66	27.55	27.96	33.64
Total US	45.76	44.60	45.26	55.98
London	73.35	72.14	72.14	82.23
Rest of Europe	52.78	52.95	50.72	53.57
Total Europe	61.84	61.50	60.26	66.30
Asia	55.52	45.90	44.39	48.63
Australasia	41.00	38.14	34.57	29.57
Total Group	51.70	48.14	47.20	53.16
Gross Operating Profit Margin (%)				
New York	29.9		29.0	40.6
Regional US	10.3		13.6	23.9
Total US	20.1		20.9	32.0
London	44.1		46.8	50.4
Rest of Europe	29.4		30.3	31.3
Total Europe	36.1		38.0	40.6
Asia	44.2		38.4	42.4
Australasia	47.3		48.5	40.7
Total Group	35.4		33.9	38.3

* For comparability the 31 March 2007 Average Room Rate and RevPAR have been translated at average exchange rates for the quarter ended 31 March 2008.

APPENDIX 2: HOTEL ROOM COUNT AND PIPELINE
for the first quarter ended 31 March 2008

Hotel and room count as at 31 March 2008	Hotels			Rooms		
	31 March 2008	31 December 2007	Change	31 March 2008	31 December 2007	Change
Analysed by region:						
New York	3	3	-	1,746	1,746	-
Regional US	17	17	-	6,025	6,025	-
London	7	7	-	2,487	2,487	-
Rest of Europe	17	17	-	3,073	3,073	-
Middle East	8	5	3	2,581	1,528	1,053
Asia	17	16	1	8,061	7,713	348
Australasia	32	32	-	3,618	3,618	-
Total	101	97	4	27,591	26,190	1,401
Analysed by ownership type:						
Owned and leased	68	68	-	20,680	20,684	(4)
Managed	16	13	3	3,903	2,850	1,053
Franchised	13	12	1	1,399	1,047	352
Investment	4	4	-	1,609	1,609	-
Total	101	97	4	27,591	26,190	1,401
Analysed by brand:						
Grand Millennium	3	2	1	1,145	793	352
Millennium	40	39	1	14,222	13,598	624
Copthorne	34	32	2	6,565	6,140	425
Kingsgate	14	14	-	1,314	1,314	-
Other	10	10	-	4,345	4,345	-
Total	101	97	4	27,591	26,190	1,401

Pipeline as at 31 March 2008	Hotels			Rooms		
	31 March 2008	31 December 2007	Change	31 March 2008	31 December 2007	Change
Analysed by region:						
Regional US	1	1	-	250	250	-
Rest of Europe	2	2	-	340	340	-
Middle East	11	6	5	2,913	1,424	1,489
Asia	5	6	(1)	2,014	2,366	(352)
Total	19	15	4	5,517	4,380	1,137
Analysed by ownership type:						
Owned or leased	3	3	-	1,141	1,141	-
Managed	15	10	5	3,923	2,434	1,489
Franchised	1	2	(1)	453	805	(352)
Total	19	15	4	5,517	4,380	1,137
Analysed by brand:						
Grand Millennium	1	1	1	521	521	-
Millennium	10	7	1	2,942	2,113	829
Copthorne	2	4	2	593	1,018	(425)
Kingsgate	3	1	-	586	108	478
Other	3	2	-	875	620	255
Total	19	15	4	5,517	4,380	1,137

At 31 March 2008, the number of rooms in the pipeline (contracts signed but hotels/rooms yet to open under one of the Group's brands) was 5,517; 1,137 more than at 31 December 2007.

Four new hotels were opened in the first quarter, one franchise contract in China and three management contracts in the Middle East.

There are two properties in the above pipeline that opened shortly after period end. On 10 April 2008 the Group opened its fourth Grand Millennium property, the 521-room Grand Millennium Beijing in China bringing the total number of properties open in mainland China to three. The Group has also opened the 108 room Kingsgate Abu Dhabi Hotel marking the first property trading under the Kingsgate brand outside of New Zealand. The lease of the Copthorne Hotel Wellington Plimmer Towers expired in April 2008.

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Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	07-May-2008 17:23:27
Announcement No.	00079

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	06-05-2008
2.	Name of Substantial Shareholder *	Aberdeen Asset Management plc and its subsidiaries (together the "Group") on behalf of the accounts managed by the Group

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	

No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	02-05-2008
2.	The change in the percentage level	From 5.1783 % To 8.9108 %
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	This information is provided pursuant to the position taken by the Monetary Authority of Singapore for fund manager to disclose by way of segregated reporting the fund manager's interests in (i) shares over which the fund manager has no voting rights but has disposal rights and (ii) shares over which the fund manager has both voting rights and disposal rights. (a) No. of shares held without voting rights but have disposal rights : 30,408,817 shares. (b) No. of shares held with voting rights and disposal rights : 50,617,871 shares
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	A series of transactions from 11 February 2008 to 2 May 2008

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	47,086,871
As a percentage of issued share capital	0 %	5.1783 %
No. of shares held after the change	0	81,026,688
As a percentage of issued share capital	0 %	8.9108 %

Footnotes

Percentages indicated in this notice refer to the percentage of issued ordinary shares of the Company.

% of issued ordinary shares before / after the change is based on 909,301,330 ordinary shares as at 2 May 2008.

Attachments:

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RECEIVED

2008 JUN -3 P 11:2

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Notice of a Substantial Shareholder's Interest *
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	07-May-2008 18:58:47
Announcement No.	00165

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	06-05-2008
2.	Name of Substantial Shareholder *	Aberdeen Asset Management Asia Limited ("AAMAL")

3. Please tick one or more appropriate box(es): *

- Notice of a New Substantial Shareholder's Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	02-05-2008
2.	Name of Registered Holder	Shares held by various custodians (Refer to Annex B)
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	This information is provided pursuant to the position taken by the Monetary Authority of Singapore for fund manager to disclose by way of segregated reporting the fund manager's interests in (i) shares over which the fund manager has no voting rights but has disposal rights and (ii) shares over which the fund manager has both voting rights and disposal rights. (a) No. of shares held without voting rights but have disposal rights : 26,485,817 shares. (b) No. of shares held with voting rights and disposal rights : 44,400,871 shares

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	0
As a percentage of issued share capital	0 %
No. of Shares which are subject of this	70,886,688

notice	
As a percentage of issued share capital	7.7957 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	11.8501
No. of Shares held after the change	70,886,688
As a percentage of issued share capital	7.7957 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	0
As a percentage of issued share capital	0 %	0 %
No. of shares held after the change	0	70,886,688
As a percentage of issued share capital	0 %	7.7957 %

Footnotes

The amount of consideration (excluding brokerage and stamp duties) per share paid or received of $11.8501 was the last transacted price. Please refer to the circumstances giving rise to the interest or change in interest.

Percentages indicated in this notice refer to the percentage of issued ordinary shares of the Company.

% of issued ordinary shares before / after the change is based on 909,301,330 ordinary shares as at 2 May 2008.

Attachments:

AnnexB_AAMAL.pdf
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Annex B - CITY DEVELOPMENTS SGD0.50 Notification of Substantial Shareholdings as at 06/02/2008

Custodian	Current Holdings
ABN AMRO Mellon Global Securities Services B.V.	640,000
BBH Investment Services (Japan) Inc	460,000
BNP Paribas Security Services - London	9,262,000
BNP Paribas Security Services - Luxembourg	18,100,779
BNP Paribas Security Services - Sydney	1,325,000
Brown Brothers Harriman HK Limited	444,092
CACEIS Bank Luxembourg	555,517
Citibank - Singapore	278,000
Citibank N.A. - Hong Kong	2,225,000
Danske Bank	900,000
HSBC Institutional Trust Services (Singapore) Limited	1,494,000
JP Morgan AG	1,110,000
JP Morgan Chase & Co - London	1,642,000
JP Morgan Chase & Co - Singapore	2,260,000
JP Morgan Worldwide Securities Services - Bournemouth	1,995,000
Northern Trust - London	15,126,300
Northern Trust Company - Chicago	1,105,000
Northern Trust Custodial Services (Ireland) Limited	165,000
RBC Dexia Investor Services Ireland Limited	116,000
RBC Dexia Investor Services Limited	3,030,000
Royal Bank of Canada (Channel Islands) Limited	348,000
State Street Bank & Trust Company - London	5,950,000
State Street Custodial Services (Ireland)	1,195,000
State Street Trust Company Canada	770,000
The Governor and Company of the Bank of Ireland	390,000
Total shares	70,886,688
% of listed company's share capital	7.7957%

Shares out (in million) * 909,301,330 (Source: Company)

Unaudited First Quarter * Financial Statement And Dividend Announcement

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Shufen Loh @ Catherine Shufen Loh
Designation *	Company Secretary
Date & Time of Broadcast	14-May-2008 17:35:08
Announcement No.	00104

>> Announcement Details

The details of the announcement start here ...

For the Financial Period Ended *	31-03-2008

Attachments:

CDLQ108.pdf
Total size = **141K**
(2048K size limit recommended)

UNAUDITED FIRST QUARTER FINANCIAL STATEMENT FOR THE PERIOD ENDED 31 MARCH 2008

PART I – INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

These figures have not been audited.

	Note	The Group Three months ended 31 March 2008 S$'000	2007 S$'000	Incr/ (Decr) %
Revenue	(a)	758,752	769,069	(1.3)
Cost of sales		(333,203)	(410,859)	(18.9)
Gross profit		425,549	358,210	18.8
Other operating income [2]		1,620	10,898	(85.1)
Administrative expenses [3]		(130,441)	(119,272)	9.4
Other operating expenses [4]		(103,089)	(107,537)	(4.1)
Profit from operations		193,639	142,299	36.1
Finance income [5]		8,290	20,608	(59.8)
Finance costs [6]		(29,965)	(30,175)	(0.7)
Net finance costs		(21,675)	(9,567)	126.6
Share of after-tax profit of associates [7]		3,236	2,785	16.2
Share of after-tax profit of jointly-controlled entities [8]		57,250	42,659	34.2
Profit before income tax [1]		232,450	178,176	30.5
Income tax expense [9]		(42,349)	(26,167)	61.8
Profit for the period		190,101	152,009	25.1
Attributable to:				
Equity holders of the Company		**164,969**	**126,083**	30.8
Minority interests		25,132	25,926	(3.1)
Profit for the period		190,101	152,009	25.1
Earnings per share				
- basic		18.1 cents	13.9 cents	30.2
- diluted		17.3 cents	13.2 cents	31.1

Note:

(a): This excludes the Group's share of revenue in jointly-controlled entities in Q1 2008 of approximately $198 million (Q1 2007: $126 million) which in accordance with the Group's policy of equity accounting for the results of its jointly-controlled entities, only the Group's share of after-tax profit from these joint ventures is included in the pre-tax profit of the Group.

Notes to the Group's Income Statement:

(1) Profit before income tax includes the following:

	The Group Three months ended 31 March	
	2008	2007
	S$'000	S$'000
Interest income	8,180	10,954
Profit on sale of investments, property, plant and equipment (net)	18	1,267
Investment income	853	1,221
Depreciation and amortisation	(33,131)	(34,477)
Interest expenses	(25,521)	(29,191)
Net exchange gain/(loss)	4,259	(200)
Mark-to-market (loss)/gain on financial assets held for trading (net)	(4,266)	9,654

(2) Other operating income comprises mainly profit on sale of property, plant and equipment, management fee and miscellaneous income. This decreased by $9.3 million to $1.6 million (Q1 2007: $10.9 million) on account that Q1 2007 included profit from partial sale of stapled securities held in CDL Hospitality Trusts and release of £1.0 million (approximately S$3.0 million) property tax provision set aside by its subsidiary, Millennium & Copthorne Hotels plc (M&C) on the acquisition of Regal hotels located in United States in 1999 following protracted negotiations which was settled in M&C's favor. In addition, lower management fee income earned in Q1 2008 has also attributed to the decline.

(3) Administrative expenses, comprise mainly depreciation, hotel administrative expenses, operating lease expenses and salaries and related expenses, increased by 9.3% to $130.4 million (Q1 2007: $119.3 million) primarily due to higher salaries and related expenses and rental expenses incurred for the leasing of hotels from CDL Hospitality Trusts.

(4) Other operating expenses comprise mainly property taxes and insurance on hotels, hotel other operating expenses, net exchange differences and professional fees.

(5) Finance income comprises mainly interest income and mark-to-market gain on equities held for trading. This has decreased by $12.3 million to $8.3 million (Q1 2007: $20.6 million) on account of decline in unrealised gains arising from equities held for trading as a result of the sub-prime crisis affecting stock market negatively and lower interest income from fixed deposits recognised in 2008.

(6) Finance costs comprise primarily interest on borrowings, mark-to-market loss on equities held for trading and amortisation of capitalised transaction costs on borrowings.

(7) Share of after-tax profit of associates relates primarily to the Group's share of results of CDL Hospitality Trusts.

(8) Share of after-tax profit of jointly-controlled entities increased by $14.6 million to $57.3 million (Q1 2007: $42.7 million) primarily due to profit recognised for Ferraria Park and The Oceanfront @ Sentosa Cove as well as higher profit contribution from St. Regis Residences and The Sail @ Marina Bay.

(9) Income tax expense for the period is derived at by applying the varying statutory tax rates on the taxable profits/(losses) and taxable/deductible temporary differences of the different countries in which the Group operates, and after adjustment for write-back of overprovision of taxation in prior periods of $1.9 million (Q1 2007: $3.9 million).

The overall effective tax rate of the Group is 18.2% (Q1 2007: 14.7%). Excluding the overprovision in respect of prior periods, the effective tax rate for the Group will be 19.0% (Q1 2007: 16.9%).

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

	Note	<---- The Group ---->		<---- The Company ---->	
		As at 31.03.2008 S$'000	As at 31.12.2007 S$'000	As at 31.03.2008 S$'000	As at 31.12.2007 S$'000
Non-current assets					
Property, plant and equipment		4,154,268	4,038,315	112,554	104,202
Investment properties		2,468,445	2,468,253	280,707	281,942
Investments in subsidiaries		-	-	2,258,734	2,258,755
Investments in associates		286,775	277,615	-	-
Investments in jointly-controlled entities		606,350	553,213	34,159	34,159
Investments in financial assets		177,100	183,880	39,490	39,307
Other non-current assets		35,475	248,324	130,410	127,897
		7,728,413	**7,769,600**	**2,856,054**	**2,846,262**
Current assets					
Development properties		2,741,472	2,578,015	1,537,623	1,428,690
Consumable stocks		13,952	14,877	-	-
Financial assets		60,190	67,509	-	-
Trade and other receivables		1,110,510	1,076,947	2,308,207	2,278,295
Cash and cash equivalents		657,539	711,602	47,604	103,027
		4,583,663	**4,448,950**	**3,893,434**	**3,810,012**
Total assets		**12,312,076**	**12,218,550**	**6,749,488**	**6,656,274**
Equity attributable to equity holders of the Company					
Share capital		1,991,397	1,991,397	1,991,397	1,991,397
Reserves		3,316,287	3,207,387	2,389,180	2,343,449
		5,307,684	5,198,784	4,380,577	4,334,846
Minority interests		1,696,588	1,717,613	-	-
Total equity		**7,004,272**	**6,916,397**	**4,380,577**	**4,334,846**
Non-current liabilities					
Interest-bearing borrowings	(1)	3,137,919	3,235,377	1,628,486	1,618,809
Employee benefits		36,190	36,999	-	-
Other liabilities		73,877	74,739	23,509	21,336
Provisions		3,080	3,464	-	-
Deferred tax liabilities		434,387	426,812	56,647	45,999
		3,685,453	**3,777,391**	**1,708,642**	**1,686,144**
Current liabilities					
Trade and other payables		579,672	585,002	264,847	249,932
Interest-bearing borrowings	(1)	898,166	796,290	364,372	351,647
Employee benefits		15,940	15,718	1,669	1,625
Other liabilities		2,022	2,236	-	-
Provision for taxation		117,301	115,894	29,381	32,080
Provisions		9,250	9,622	-	-
		1,622,351	**1,524,762**	**660,269**	**635,284**
Total liabilities		**5,307,804**	**5,302,153**	**2,368,911**	**2,321,428**
Total equity and liabilities		**12,312,076**	**12,218,550**	**6,749,488**	**6,656,274**

Note:

(1) These balances are stated at amortised cost after taking into consideration their related transaction costs.

1(b)(ii) Aggregate amount of group's borrowings and debt securities.

The Group's net borrowings refer to aggregate borrowings from banks, financial institutions and finance lease creditors, after deducting cash and cash equivalents. It excludes deferred real estate taxes payable, retention sums payable, other payables and deposits received. Unamortised balance of transaction costs have not been deducted from the gross borrowings.

		As at 31/3/2008 S$'000	As at 31/12/2007 S$'000
Unsecured			
-repayable within one year		796,535	794,986
-repayable after one year		2,280,311	2,362,822
	(a)	3,076,846	3,157,808
Secured			
-repayable within one year		102,253	2,206
-repayable after one year		864,827	879,484
	(b)	967,080	881,690
Gross borrowings	(a)+(b)	4,043,926	4,039,498
Less: cash and cash equivalents		(657,539)	(711,602)
Net borrowings		3,386,387	3,327,896

Details of any collateral

Where secured, borrowings are collateralised by:

- mortgages on the borrowing companies' development, investment and hotel properties; and
- assignment of all rights and benefits to sale, lease and insurance proceeds in respect of development, investment and hotel properties.

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Three months ended 31 March	
	2008	**2007**
	S$'000	**S$'000**
Operating Activities		
Profit before income tax	232,450	178,176
Adjustments for:		
Depreciation and amortisation	33,131	34,477
Dividend income	(853)	(1,221)
Finance income	(8,290)	(20,608)
Finance costs	29,965	30,175
Gain on disposal of investment in an associate	-	(1,254)
Profit on sale of property, plant and equipment	(18)	(13)
Property, plant and equipment written off	120	-
Share of after-tax profit of associates	(3,236)	(2,785)
Share of after-tax profit of jointly-controlled entities	(57,250)	(42,659)
Units in an associate receivable in lieu of fee income	(2,266)	-
Value of employee services received for issue of share options	683	558
Operating profit before working capital changes	224,436	174,846
Changes in working capital		
Development properties	(154,040)	(240,594)
Stocks, trade and other receivables	(11,993)	16,310
Trade and other payables	(15,678)	21,216
Employee benefits	(683)	(1,020)
Cash generated from operations	42,042	(29,242)
Income tax paid	(13,563)	(6,144)
Cash flows from operating activities carried forward	**28,479**	**(35,386)**

	Three months ended 31 March	
	2008	**2007**
	S$'000	**S$'000**
Cash flows from operating activities brought forward	**28,479**	**(35,386)**
Investing Activities		
Capital expenditure on investment properties	(1,488)	(1,375)
Dividends received		
- an associate	14,645	7,947
- financial investments	851	52
- jointly-controlled entities	-	76
Interest received	8,010	12,513
Proceeds from sale of property, plant and equipment	50	123
(Purchase)/disposal of interest in associates	(21,191)	2,663
Purchase of financial assets	(51)	(24,948)
Payments for purchase of property, plant and equipment	(70,036)	(78,475)
Cash flows from investing activities	(69,210)	(81,424)
Financing Activities		
Advances to related parties	(13,642)	(3,258)
Capital contribution from minority shareholders (net)	-	3,832
Dividends paid	-	(11,561)
Interest paid (including amounts capitalised as property, plant and equipment and development properties)	(25,901)	(32,305)
Net (repayment)/proceeds from revolving credit facilities and short-term bank borrowings	(168,581)	257,620
Payment of financing transaction costs	(240)	(856)
Proceeds from bank borrowings	150,936	207,743
Proceeds from issuance of bonds and notes	110,000	120,990
Repayment of other long-term liabilities	(1,606)	(902)
Repayment of bank borrowings	(4,047)	(125,968)
Repayment of bonds and notes	(50,000)	(290,528)
Repayment to finance leases	(18)	(3,087)
Cash flows from financing activities	(3,099)	121,720
Net (decrease)/increase in cash and cash equivalents carried forward	**(43,830)**	**4,910**

	Three months ended 31 March	
	2008	2007
	S$'000	S$'000
Net (decrease)/increase in cash and cash equivalents brought forward	**(43,830)**	**4,910**
Cash and cash equivalents at beginning of the period	710,566	774,605
Effect of exchange rate changes on balances held in foreign currencies	(10,061)	(3,305)
Cash and cash equivalents at end of the period	**656,675**	**776,210**
Cash and cash equivalents comprise:-		
Cash and cash equivalents as shown in the Balance Sheet	657,539	778,774
Less: Bank overdrafts	(864)	(2,564)
	656,675	**776,210**

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.

The Group	Share Capital S$m	Cap. Res. S$m	Other Res.* S$m	Exch. Fluct. Res. S$m	Accum. Profits S$m	Total S$m	Minority Interests S$m	Total Equity S$m
	<-------Attributable to equity holders of the Company------->							
At 1 January 2007	1,991.4	147.2	28.0	81.7	2,486.2	4,734.5	1,645.6	6,380.1
Translation differences on consolidation of foreign subsidiaries	-	-	-	(9.4)	-	(9.4)	(2.9)	(12.3)
Exchange differences on hedge of net investments in foreign entities	-	-	-	(0.2)	-	(0.2)	(0.1)	(0.3)
Exchange differences on monetary items forming part of net investments in foreign entiites	-	-	-	(1.9)	-	(1.9)	(1.7)	(3.6)
Change in fair value of equity investments available for sale	-	-	4.0	-	-	4.0	-	4.0
Share of other reserve movement of an associate	-	-	(0.1)	-	-	(0.1)	(0.1)	(0.2)
Actuarial losses on defined benefit plans	-	-	-	-	(1.0)	(1.0)	(0.9)	(1.9)
Net gains/(losses) recognised directly in equity	-	-	3.9	(11.5)	(1.0)	(8.6)	(5.7)	(14.3)
Profit for the period	-	-	-	-	126.1	126.1	25.9	152.0
Total recognised income and expenses for the period	-	-	3.9	(11.5)	125.1	117.5	20.2	137.7
Change of interest in subsidiaries	-	-	-	-	-	-	3.8	3.8
Value of employee services received for issue of share options	-	-	0.3	-	-	0.3	0.3	0.6
Dividends	-	-	-	-	-	-	(5.1)	(5.1)
At 31 March 2007	1,991.4	147.2	32.2	70.2	2,611.3	4,852.3	1,664.8	6,517.1
At 1 January 2008	1,991.4	147.2	31.6	36.1	2,992.5	5,198.8	1,717.6	6,916.4
Translation differences on consolidation of foreign subsidiaries	-	-	-	(38.3)	-	(38.3)	(41.2)	(79.5)
Exchange differences on monetary items forming part of net investments in foreign entiites	-	-	-	(15.0)	-	(15.0)	(5.0)	(20.0)
Change in fair value of equity investments available for sale	-	-	(2.8)	-	-	(2.8)	-	(2.8)
Share of other reserve movement of an associate	-	-	(0.3)	-	-	(0.3)	(0.3)	(0.6)
Net losses recognised directly in equity	-	-	(3.1)	(53.3)	-	(56.4)	(46.5)	(102.9)
Profit for the period	-	-	-	-	165.0	165.0	25.1	190.1
Total recognised income and expenses for the period	-	-	(3.1)	(53.3)	165.0	108.6	(21.4)	87.2
Value of employee services received for issue of share options	-	-	0.3	-	-	0.3	0.4	0.7
At 31 March 2008	1,991.4	147.2	28.8	(17.2)	3,157.5	5,307.7	1,696.6	7,004.3

* *Other reserves comprise mainly Fair Value Reserve arising from available-for-sale investments.*

The Company	Share Capital S$m	Capital Reserve S$m	Fair Value Reserve S$m	Accumulated Profits S$m	Total S$m
At 1 January 2007	1,991.4	63.7	19.2	1,832.1	3,906.4
Change in fair value of equity investments available for sale	-	-	2.2	-	2.2
Net gain recognised directly in equity	-	-	2.2	-	2.2
Profit for the period	-	-	-	41.9	41.9
Total recognised income and expenses for the period	-	-	2.2	41.9	44.1
At 31 March 2007	1,991.4	63.7	21.4	1,874.0	3,950.5
At 1 January 2008	1,991.4	63.7	19.5	2,260.2	4,334.8
Change in fair value of equity investments available for sale	-	-	0.1	-	0.1
Net gain recognised directly in equity	-	-	0.1	-	0.1
Profit for the period	-	-	-	45.6	45.6
Total recognised income and expenses for the period	-	-	0.1	45.6	45.7
At 31 March 2008	1,991.4	63.7	19.6	2,305.8	4,380.5

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

Ordinary share capital

There was no change in the Company's issued share capital during the period ended 31 March 2008.

Preference share capital

There was no change in the Company's issued preference share capital during the period ended 31 March 2008.

As at 31 March 2008, the maximum number of ordinary shares that may be issued upon full conversion of all of the non-redeemable convertible non-cumulative preference shares of the Company ("Preference Shares") at the sole option of the Company is 44,998,898 ordinary shares (31 March 2007: 44,998,898 ordinary shares).

1(d)(iii) To show the total number of issued shares excluding treasury shares as at the end of the current financial period and as at the end of the immediately preceding year.

The Company did not hold any treasury shares as at 31 March 2008 and 31 December 2007.

The total number of issued ordinary shares (excluding treasury shares) as at 31 March 2008 and 31 December 2007 is 909,301,330.

The total number of issued Preference Shares as at 31 March 2008 and 31 December 2007 is 330,874,257.

1(d)(iv) A statement showing all sales, transfers, disposal, cancellation and/or use of treasury shares as at the end of the current financial period reported on.

There were no sales, transfers, disposal, cancellation and/or use of treasury shares during the period ended 31 March 2008.

2. Whether the figures have been audited or reviewed and in accordance with which auditing standard or practice.

The figures have neither been audited nor reviewed by our auditors.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).

Not applicable.

4. **Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.**

The Group has applied the same accounting policies and methods of computation in the financial statements for the current financial period as those applied in the Group's most recently audited financial statements for the year ended 31 December 2007.

5. **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.**

There was no change in the accounting policies and methods of computation.

6. **Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.**

	Three months ended 31 March	
	2008	2007
Basic Earnings per share (cents)	18.1	13.9
Diluted Earnings per share (cents)	17.3	13.2
Earnings per share is calculated based on:		
a) Profit attributable to equity holders of the parent (S$'000) (*)	164,969	126,083
b) Weighted average number of ordinary shares in issue:		
- basic	909,301,330	909,301,330
- diluted (**)	954,300,228	954,300,228

* *After deducting any preference dividends declared for the period.*

** *For computation of diluted earnings per share, the weighted average number of ordinary shares has been adjusted for any dilutive effect of potential ordinary shares arising from the conversion of all preference shares.*

7. **Net asset value (for the issuer and group) per ordinary share based on the total number of issued shares excluding treasury shares of the issuer at the end of the:-**
(a) current financial period reported on; and
(b) immediately preceding financial year.

	The Group		The Company	
	31/3/2008 S$	31/12/2007 S$	31/3/2008 S$	31/12/2007 S$
Net Asset Value per ordinary share based on the number of issued 909,301,330 ordinary shares (excluding treasury shares) as at 31 March 2008 (909,301,330 ordinary shares (excluding treasury shares) as at 31 December 2007).	5.84	5.72	4.82	4.77

8. **A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-**

(a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and
(b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

Group Performance

For the first quarter of the year, the Group registered an increase of 30.8% in its profit after tax and minority interests to $165.0 million (Q1 2007: $126.1 million).

Basic earnings per share rose to 18.1 cents (Q1 2007: 13.9 cents), an increase of 30.2%.

Although the revenue for the first quarter of the year reflected a small decrease versus the same corresponding period in 2007, the Group's share of revenue in the jointly-controlled entities (JCE) is not included according to the Group's policy of equity accounting for its JCE. If the Group's share of revenue in JCE was to be included, the revenue for Q1 2008 would show an increase of 6.9% to $956.8 million (Q1 2007: $895.1 million).

The strong performance of the Group is primarily attributable to the property development segment. This segment continued to be the major contributor of the Group's profit after tax as its profits are recognised in stages, based on the construction progress of the developments. The other two core segments – hotel and rental properties have also shown an increase as compared to the same corresponding period last year.

The Group's net profits do not include valuation differences arising from investment properties as the Group has continued to adopt the conservative policy of stating them at cost less accumulated depreciation and impairment losses allowed under Financial Reporting Standard 40. All of the Group's profits are core earnings.

Property

Though the economy grew by a credible 7.2% in Q1 2008, the underlying sentiments have been affected by the on-going sub-prime woes especially in the US and the credit-crunch which has affected some countries. GDP growth forecast for the full year has been adjusted downwards to 4-6% from the earlier more optimistic forecast of 4.5-6.5%.

Based on the statistics released by Urban Redevelopment Authority (URA), residential property price index continued to rise but at a more moderate rate of 3.7% in Q1. However, volume of transactions in Q1 has dropped by 47% to 762 units compared to 1,449 units sold in Q4 2007.

Residential rental increase has also moderated. It rose by 6% compared to 6.8% in Q4 2007.

Due to the continued poor sentiments, the Group has deferred the launch of new projects in Q1.

For the period under review, profits were recognised from City Square Residences, One Shenton, Tribeca and The Solitaire. Profits were also recognised from joint-venture projects such as The Sail @ Marina Bay, St. Regis Residences, The Oceanfront @ Sentosa Cove, Parc Emily, The Botannia and Ferraria Park.

However, no profit recognition has been made yet for Cliveden at Grange and Wilkie Studio as these projects are still in the initial stage of construction.

On the leasing front, the office market continued to perform well. However, rental increase has moderated to 7.8% compared to 10.9% in Q4 2007. Capital values of offices increased moderately by 1.1% in Q1 2008 compared to 8% increase in Q4 2007. The Group's office portfolio continued to perform well with occupancy rate exceeding 95%.

In the quarter under review, the Group, together with its joint-venture partners, soft-opened the St. Regis Singapore. This hotel is part of the Group's mixed development with the adjoining St. Regis Residences. The hotel was officially opened with much fanfare on 20 April 2008. This is the first international hotel to open in over a decade and is the flagship of the St. Regis brand in South East Asia. This six-star hotel, with its 299 exquisitely-decorated guestrooms and suites, has been immaculately designed with modern opulence. The St. Regis experience, with attentive butlers on every floor, will cater to the needs of the affluent, well-heeled travellers.

Hotel

The overall first quarter results for Millennium & Copthorne Hotels plc (M&C), in which the Group has a 53% interest, had improved, despite the timing of Easter falling in March this year, as compared to April in 2007, where traditionally, this holiday period results in a slow-down of business, particularly in the UK. This is further compounded by the two major renovation projects at the Millennium Bostonian Hotel in Boston and Millennium Knickerbocker Hotel in Chicago, which has reduced substantially the available room inventory. If not for these factors, M&C would have performed even better.

Despite these challenges, M&C's RevPAR increased by 7.4% based on constant currency terms, propelled by the strong market conditions in Singapore and New York. In Singapore, the buoyancy of the hospitality market resulted in a 36.7% increase in RevPAR to £69.49 (Q1 2007: £50.84) driven by a 38.3% increase in average rate to £82.63 (Q1 2007: £59.74).

M&C has a 39% interest in the Singapore-listed REIT, CDL Hospitality Trusts (CDLHT) and also acts as manager of the REIT. Both its REIT management fee and share of profits increased year-on-year by a combined 42.1% (before last year's £0.4 million gain on disposal of stapled securities).

M&C's net profit after tax and minority interests in Q1 2008 increased by a credible 16% to £14.1 million (S$39.6 million) as compared to £12.2 million (S$36.6 million) in Q1 2007.

M&C continued with its expansion into Asia. In China, the former 352-room Crown Plaza Harbourview Hotel Xiamen was re-branded Millennium Harbourview Hotel Xiamen in January 2008 under a franchise contract, followed by the soft opening of the 521-room Grand Millennium Beijing.

In May 2008, the 453-room Copthorne Hotel Qingdao (formerly Hotel Equatorial Qingdao) will open under a franchise contract and another hotel this week was re-branded Copthorne Hotel Zhuhai in China. A further two hotels under management contracts are slated to open in China later this year in Chengdu and Wuxi.

In the Middle East, three hotels under management contracts opened, namely; the 352-room Grand Millennium Dubai, 163-room Copthorne Hotel Dubai and the Copthorne Al Jahrah Kuwait.

Eight more management contracts – seven in United Arab Emirates (UAE) and one in Kuwait, accounting for almost 2,300 additional rooms have also been signed. These hotels are due to open between 2009 and 2011. With these, the total number of rooms in the pipeline under management contracts to be added into M&C's portfolio amounts to 5,517 across 19 hotels globally.

In April, M&C appointed hotel veteran Richard Hartman as its Group Chief Executive Officer. He has extensive hospitality experience in Europe, North America, Middle East, Asia, Australia, New Zealand and Africa.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

The Group's performance for the period under review is in line with its expectations as disclosed in the announcement of results for year ended 31 December 2007.

10. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

Property

With the sub-prime problems still looming and with tightening of credit by some financial institutions, activities and sentiments in the property market is expected to remain subdued. While there are currently less forthcoming individual property buyers, the Group notes that foreign funds from Europe, US, Korea and China are migrating their focus to Asia and Singapore is one of the key markets that they are keenly looking at.

The Group is optimistic that Singapore is in a better position to weather out the economic turbulence this time round as compared to the previous Asian financial crisis. The Government has steadily put in place growth strategies in manufacturing, transport engineering and bio-medical, including new growth areas such as clean energy and environmental technology. It has also restructured the economy and laid the foundations for a new global city. It continues to proceed with the hardware infrastructure such as upgrading of airports, transportation systems, high-speed infocomm and high-tech products and services. The Government has also recently given its assurance that it is prepared to address the economic impact with several options, including fiscal policy measures, if the economic climate worsens significantly.

The Group has lined up four projects for launch once the sentiments improve and when pent-up demand can be expected. These are Shelford Suites, The Arte @ Thomson, Pasir Ris Phase 1 and The Quayside @ Sentosa.

Office leasing is expected to remain strong with upward adjustment of existing rentals to higher level when the existing leases are up for renewal. The Group is expediting the construction of two commercial properties to cater to the growing demand for office location, outside of the Central Business District. The new 3-storey Tampines Concourse, with a total lettable area of 105,000 square feet, and the two 8-storey office towers, 9 Tampines Grande comprising a total of 300,000 square feet are expected to be completed by March 2009 and June 2009 respectively. Conveniently located within a well-established estate, equipped with excellent transportation facilities such as the close-by Tampines bus interchange, Tampines MRT and linked with major expressways, the leasing interest generated for these sites is encouraging.

Leasing of the 700,000 square feet City Square Mall is progressing well with a number of anchor tenants comprising a major supermarket chain and a major departmental store already in place. The mall is scheduled to be opened in the middle of 2009.

Hotel

With the slowdown of the US economy and the current credit-crunch, the common view is that this will impact the hotel industry. However, in our opinion it is too early at this stage to assess the extent. We take confidence that our hotels are well spread-out geographically, cater to a wide spectrum of business and leisure travellers and importantly, our revenue stream is not overly dependent on a specific country.

Nevertheless, even amidst the current uncertain environment, there will be favourable opportunities for companies like M&C, which has a strong balance sheet, low gearing and cash generation capabilities. M&C is therefore well positioned to take advantage of expansion opportunities and it has sufficient operational flexibility to react to the changing market conditions if needed.

M&C expects to make further progress and its outlook for the year as a whole remains positive, in line with its expectations.

Group Prospects

The Group currently views the uncertainty of the global economy as only a temporary environment. The time frame of how long the uncertainty and credit squeeze will pan out has yet to be determined. However, amidst these challenges, the Group is fortunate to be in an advantage position with a strong balance sheet and low gearing, which will enable it to make appropriate investments where opportunities arise.

The Group is optimistic that given Singapore's forward looking initiatives from the government, growth engines, upcoming developments and mega events, this city has yet to fully develop into its potential. In fact, it is merely at the threshold of transformation. The Government's indication of kicking-in contingency plans should there be a prolonged economic downturn, is assuring. Developers have also been prudent in pacing their launches in light of current market conditions.

Singapore's nimbleness in responding to economic changes will provide the city with the resilience to cope. The Group believes that given these positive factors, Singapore continues to remain very attractive in the global arena, which augurs well for the property and hospitality market.

The Group has seen many of such economic challenges having operated for over 40 years. This is not new to us. Our track record has demonstrated profitability over many years, reflecting our success in weathering out these trials because we have remained flexible in our business approach. We are committed to do everything possible within our means to face any problems which may arise. Importantly, we continue to be creative and innovative in our business strategies.

With profits yet to be recognised from residential developments sold over the last three years which are still in the course of construction, the Group is confident of remaining profitable during the next 12 months, even if it decides to continue to hold back or pace its property launches.

11. Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on?

Yes.

On 14 May 2008, the Board of Directors, pursuant to the recommendation of the Audit Committee, declared the payment of a tax-exempt (one-tier) non-cumulative preference dividend to holders of City Developments Limited Preference Shares in accordance with the terms of issue of the Preference Shares. The preference dividend for each Preference Share is calculated at the dividend rate of 3.9% per annum of the issue price of $1.00 for each Preference Share on the basis of 182 days, being the actual number of days comprised in the dividend period from 31 December 2007 to 29 June 2008, divided by 366 days.

Name of Dividend	Tax exempt (One-tier) Preference Dividend
Date of payment	30 June 2008
Dividend Type	Cash
Dividend Amount per Preference Share (in cents)	1.94 cents
Dividend rate (in %)	3.9% per annum on the issue price of each Preference Share
Dividend period	From 31 December 2007 to 29 June 2008 (both dates inclusive)
Issue price of Preference Shares	$1.00 per Preference Share

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year?

Yes

Name of Dividend	Preference Dividend
Date of payment	2 July 2007
Dividend Type	Cash
Dividend Amount per Preference Share (in cents)	1.93 cents (net)
Dividend rate (in %)	3.9% (net) per annum on the issue price of each Preference Share
Dividend period	From 31 December 2006 to 29 June 2007 (both dates inclusive)
Issue price of Preference Shares	$1.00 per Preference Share

(c) Date payable

The tax exempt (one-tier) preference dividend for the period from 31 December 2007 to 29 June 2008 (both dates inclusive) will be paid on 30 June 2008.

(d) **Books Closure Date for Non-redeemable Convertible Non-cumulative Preference Shares (the "Preference Shares")**

NOTICE IS HEREBY GIVEN that the Preference Share Transfer Books and Register of Preference Shareholders of the Company will be closed on 13 June 2008. Duly completed registrable transfers received by the Company's Registrar, M & C Services Private Limited of 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, up to 5.00 p.m. on 12 June 2008 will be registered to determine Preference Shareholders' entitlement to the tax-exempt (one-tier) preference dividend (the "Preference Dividend") of 3.9% per annum of the issue price of $1.00 for each Preference Share for the dividend period from 31 December 2007 to 29 June 2008 (both dates inclusive). In respect of Preference Shares in securities accounts with The Central Depository (Pte) Limited ("CDP"), the Preference Dividend will be paid by the Company to CDP who will distribute the Preference Dividend to the holders of the securities accounts.

12. If no dividend has been declared/recommended, a statement to that effect.

Not applicable.

PART II - ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT
(This part is not applicable to Q1, Q2, Q3 or Half Year Results)

13. Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year.

By Business Segments

	The Group			
	Revenue		Profit before income tax (*)	
	Three months ended		Three months ended	
	2008	2007	2008	2007
	S$'000	S$'000	S$'000	S$'000
Property Development	234,084	258,475	155,062	103,985
Hotel Operations	455,615	450,419	52,120	41,867
Rental Properties	57,154	46,630	25,141	12,882
Others	11,899	13,545	127	19,442
	758,752	769,069	232,450	178,176

** Includes share of after-tax profit of associates and jointly-controlled entities.*

14. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.

Property Development

Revenue decreased by $24.4 million to $234.1 million (Q1 2007: $258.5 million) while the pre-tax profit has surged by $51.1 million to $155.1 million (Q1 2007: $104.0 million).

Projects that contributed to both revenue and profit in Q1 2008 include City Square Residences, The Botannia, One Shenton, The Solitaire and Tribeca.

In accordance with the Group's policy of equity accounting for the results of its jointly-controlled entities, whilst revenue from The Sail @ Marina Bay, Parc Emily, Ferraria Park, The Oceanfront @ Sentosa Cove, St. Regis Residences, Cuscaden Residences and Edelweiss Park has not been consolidated into the Group's total revenue, the Group's share of profits arising from these joint venture developments has been included in pre-tax profit. Should the share of revenue of these joint venture developments be included as part of the Group's total revenue, the Group's revenue from property development segment for Q1 2008 would be $396.2 million (adjusted Q1 2007: $382.7 million), an increase of 3.5%.

The decrease in revenue is mainly attributable to the fact that projects such as Residences @ Evelyn, The Imperial, Savannah CondoPark, Butterworth Lane, The Pier at Robertson and Monterey Park, which had contributed to 2007, were fully sold by end of 2007. This is partially mitigated by revenue recognised for One Shenton, The Solitaire, The Botannia and higher contribution from City Square Residences.

Despite the decline in revenue, pre-tax profit continue to improve due to higher profit margin achieved for projects launched in recent years as well as profit recognised for The Oceanfront @ Sentosa Cove and Ferraria Park and higher contributions from The Sail @ Marina Bay and St. Regis Residences.

Hotel Operations

Revenue increased by $5.2 million to $455.6 million and pre-tax profit increased by $10.2 million to $52.1 million. The increase in both revenue and pre-tax profit resulted from the improvement in the Group's RevPAR achieved, backed by the continued encouraging market conditions in New York and Singapore.

Rental Properties

Revenue improved by 22.7% from $46.6 million to $57.2 million as a result of general improvement in occupancy and rental rates.

Pre-tax profit had accelerated by 94.5% to $25.1 million primarily due to improved rental income, the recovery of some property taxes from tenants and increased contribution from CDL Hospitality Trusts.

Others

Revenue, comprising mainly building maintenance contracts, project management, club operations and dividend income, has remained relatively constant at $11.9 million (Q1 2007: $13.5 million).

Pre-tax profit had fallen by $19.3 million to $0.1 million (Q1 2007: $19.4 million) on account of higher mark-to-market loss on equities held for trading recognised in 2008 as opposed to gains accounted in the corresponding period in view of the current sub-prime mortgage market that has negatively impacted the stock markets globally.

15. A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year.

Total Annual Net Dividend (*Refer to Para 16 of Appendix 7.2 for the required details*)

	Full Year 2007 S$'000	Full Year 2006 S$'000
Ordinary	68,198	55,922
Special	188,226	129,121
Preference	12,904	12,904
Total	**269,328**	**197,947**

The final tax exempt (one-tier) ordinary dividend and special final tax exempt (one-tier) ordinary dividend for the year ended 31 December 2007 of 7.5 cents and 12.5 cents respectively per ordinary share have been approved by the ordinary shareholders at the Annual General Meeting held on 24 April 2008 and the dividend amounts are based on the number of issued ordinary shares as at 8 May 2008.

16. Interested Person Transactions

Interested Persons	Aggregate value of all interested person transactions conducted for the quarter ended 31 March 2008 under the IPT Mandate pursuant to Rule 920 (excluding transactions less than $100,000)	
Hong Leong Investment Holdings Pte. Ltd. group of companies	Property-related: *(leases and carpark operation and management services)*	$475,411.29
	Total	**$475,411.29**
Directors and their immediate family members		Nil

BY ORDER OF THE BOARD

Shufen Loh @ Catherine Shufen Loh
Company Secretary
14 May 2008

CONFIRMATION BY THE BOARD

The Directors of the Company hereby confirm, to the best of their knowledge, nothing has come to the attention of the Board of Directors which may render the Group's unaudited financial results for the 3-month period ended 31 March 2008 to be false or misleading in any material respect.

On behalf of the Board of Directors

Kwek Leng Beng
Executive Chairman

Kwek Leng Joo
Managing Director

Singapore, 14 May 2008

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	14-May-2008 17:46:40
Announcement No.	00123

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Announcement Title *	Notification on New Associated Companies
Description	Please find attached the announcement relating to the above.
Attachments:	CDL_ann_140508.pdf Total size = **23K** (2048K size limit recommended)

CITY DEVELOPMENTS LIMITED (Co. Reg. No. 196300316Z)

NOTIFICATION ON NEW ASSOCIATED COMPANIES

The Board of Directors of City Developments Limited (the "Company") wishes to announce that:

1. New Haven Investments Limited, a wholly owned subsidiary of the Company, has on 24th April 2008, acquired 2,500 ordinary shares of Euro 1 each in Pensieri Holding Limited ("Pensieri"), representing 50% interest in Pensieri for a consideration of United States Dollars Thirty Million (US$30,000,000), arrived at on arm's-length commercial terms. The remaining 50% interest in Pensieri is held by Somerby Enterprises Limited.

   Information relating to Pensieri is as follows:

Name of company	:	Pensieri Holding Limited
Date & country of incorporation	:	4 September 2007 Cyprus
Authorised share capital	:	Euro 5,000 comprising 5,000 shares of Euro 1 each
Issued share capital	:	Euro 5,000 comprising 5,000 shares of Euro 1 each
Principal activity	:	Investment holding

2. Pensieri in turn has a wholly-owned subsidiary, OOO "Soft-Project" ("Soft-Project"). Information relating to Soft-Project is as follows:

Name of Company	:	OOO "Soft-Project"
Date & country of incorporation	:	17 March 2000 Russia
Charter capital	:	Roubles 10,000
Principal activity	:	Hotel and property owner and developer

By Order of the Board

Enid Ling Peek Fong
Company Secretary

Date: 14 May 2008

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Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	15-May-2008 12:43:37
Announcement No.	00037

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Announcement Title *	News Release - CDL Creates CSR Milestone by Publishing the First GRI-checked Social and Environmental Report in Singapore
Description	Please refer to the attached News Release issued on 15 May 2008.
Attachments:	NewsRelease_150508.pdf Total size = **120K** (2048K size limit recommended)

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CITY DEVELOPMENTS LIMITED

News Release

15 May 2008

CDL CREATES CSR MILESTONE BY PUBLISHING THE FIRST GRI-CHECKED SOCIAL AND ENVIRONMENTAL REPORT IN SINGAPORE

In line with its commitment towards Corporate Social Responsibility (CSR), City Developments Limited (CDL), one of Singapore's CSR pioneers, has published its inaugural Social and Environmental Report.

This dedicated Report will encompass information regarding CDL's social and environmental performance, engagement with its stakeholders and addresses the social and environmental impacts that are pertinent to our business.

CDL is voluntarily disclosing the information as the Company strongly respects the principles of corporate transparency, accountability and open communication with its multiple stakeholders. This first Report, aptly entitled *"Reaching Out"* aims to share our progress and experience in CSR. Importantly, it is a proactive step towards being responsive to the interests' of our key stakeholders, particularly the investment community. We believe that CSR is vital in sustaining the success and growth of the Company. We aim to publish the Social and Environmental Report annually.

"In this new era, corporations must embrace the triple bottom line to remain relevant. CSR is an integral part of CDL's corporate vision and culture, the publication of our first GRI-checked Social and Environmental Report marks a cornerstone in our CSR journey. As our business, social and environmental climate continues to change rapidly, CDL strive to remain nimble and evolve in anticipation of the changing needs of our stakeholders and at the same time being mindful of our role and responsibility as a global citizen. Our CSR journey ahead will be challenging as we have now created a new benchmark. But, we are confident from our past experience that it is rewarding and we remain steadfast to our CSR commitment,' said CDL's Managing Director Mr Kwek Leng Joo.

The Report has been prepared in accordance with the Global Reporting Initiative (GRI) G3 Guideline launched in October 2006. Based on the GRI Application Level Criteria for reporting, this report has met Level C requirement. This is indeed a milestone for CSR reporting in Singapore as this is the first report from a Singapore-based company to have been successful checked by GRI.

CDL started its CSR journey as early as the 1990s. In 2004, we took the bold step and published a short CSR report within our Annual Report with the objective of reaching out to our investors and sharing the Company's CSR efforts.

Over the last three years, we have been working towards developing, improving and sustaining our CSR efforts. Publishing this dedicated Report was the next natural step. We strongly believe the report has helped us reaffirm our commitment, continuously strive towards improving our practices and above all, develop a CSR culture within the organisation. As this Report evolves over the coming years, we will focus on improving our environmental and social data management to enhance our reporting and accountability. It is our aim to collect and compile more comprehensive data on the environmental impact and social performance of our business operations in Singapore as we continuously refine our methodology and expand our efforts.

The Social and Environmental Report can be downloaded from the CDL website at www.cdl.com.sg/socialenvreport2008.

About GRI

The GRI was formed by the United States based non-profits Coalition for Environmentally Responsible Economies (CERES) and Tellus Institute, with the support of the United Nations Environment Programme (UNEP) in 1997. GRI's mission is to make sustainability reporting by all organizations as routine and comparable as financial reporting and the GRI Guidelines are the most common framework used in the world for reporting. More than 1000 organisations from 60 countries use the Guidelines to produce their sustainability reports. It is possibly the most credible and trusted framework in the world largely because of the way they are created: through a multi-stakeholder, consensus seeking approach.

For more information about GRI, please go to http://www.globalreporting.org.

==

Please refer to the attached fact sheet for CDL's CSR Journey.

For media enquiries, please contact:

Belinda Lee
Head (Corporate Comms)
City Developments Limited
(Regn No: 196300316Z)
Tel: 6428 9315

Michelle Choh
Manager (Corporate Comms)
Tel: 6428 9313


CHAMPIONING CSR IN SINGAPORE
Since the 1990s, Corporate Social Responsibility (CSR) has been an integral part of CDL's corporate vision. CDL's mission is to be a responsible corporate citizen who believes in creating value for stakeholders, conducting sustainable business practices, caring for the community and protecting the environment.
CDL's CSR practices are founded on a genuine concern to protect the interests of our stakeholders such as our customers, employees, investors, community and the environment. We are firmly committed to long term sustainable CSR programmes in the focal areas we have identified, which include the Arts, Youth and Education, the Underprivileged and the Environment.
We also believe in taking a flexible approach to stay ahead of the ever-changing needs of our stakeholders and come up with practices and programmes to cater to their needs.
These CSR practices complement CDL's continued commitment as a socially responsible developer to create a better living and working environment for all.
CDL has been a constituent of the FTSE4Good Social Responsibility Index – an international benchmark to measure CSR standards since 2002. We are also a founding member of Singapore Compact and one of the pioneer Singapore signatories of the United Nations Global Compact to lend support to the advancement of responsible corporate citizenship in Singapore.
For more information on CDL's CSR initiatives, please visit www.cdl.com.sg

CDL'S RECENT AWARDS AND ACCOLADES

ACHIEVEMENTS IN CORPORATE SOCIAL RESPONSIBILITY (CSR)

President's Award for Social Service 2007
- In recognition of its firm commitment and outstanding voluntary contributions to the community over the years

FTSE4Good Social Responsibility Index
- Listed since 2002, the index reflects the performance of socially responsible equities that have met globally recognised corporate responsibility standards

UN Global Compact
- One of Singapore's pioneering signatories in 2005 in its commitment to uphold the 10 Principles and also a founding member of Singapore Compact

CSR Recognition Award 2007
- Presented by Singapore Compact in recognition of its sustained commitment towards CSR

PRISM Awards 2008 – Excellence in CSR
(Institute of Public Relations of Singapore)
- In recognition of its outstanding communications efforts for its holistic CSR programme that benefits the community

NVPC Corporate Citizen Award 2006
(National Volunteer and Philanthropy Centre)
- First local-based company to be awarded in recognition of its firm commitment to active corporate citizenship over the years

Total Defence Awards and Home Team NS Awards for Employers 2007 (Special Award)
In recognition of its support and contribution towards National Service (NS) activities in the Singapore Armed Forces and the Singapore Police Force and Singapore Civil Defence Force respectively

Patron of the Arts Award 2007 (National Arts Council)
- CDL has been on the honours list since 1997 for its contributions towards the arts

Singapore H.E.A.L.T.H. Awards
(Health Promotion Board)
- Gold Award in 2005 and 2006 for its commendable programmes to encourage employees to lead healthy and vibrant lives

The Distinguished Partner of the NYAA
(National Youth Achievement Award Council)
- In recognition of its continuous partnership and support towards youth development

ACHIEVEMENTS IN ENVIRONMENTAL, HEALTH AND SAFETY

President's Award for the Environment 2007
- First corporate organisation to be awarded for significant contributions towards environmental sustainability through its business and community efforts

Watermark Award 2007 (Public Utilities Board)
- Highest accolade for Friends of Water who have made significant contributions towards Singapore's water sustainability

BCA Green Mark Awards (Building and Construction Authority)
- First private developer to be awarded Platinum for City Square Mall and The Oceanfront @ Sentosa Cove in 2007. Cliveden at Grange, The Solitaire and Tampines Grande received the same honour in 2008
- Highest number of Green Mark Awards received by a developer (26 to-date)

RoSPA Awards (Royal Society for Prevention of Accidents Awards)
- Only Gold Award winner in Singapore for three consecutive years from 2006, 2007 to 2008 for excellence in Occupational Health and Safety Management in the workplace

ISO 14001: 2004 Environment Management System
(Corporate Management and Operations)
- Achieved for all functions at headquarters in 2008

ISO 14001: 2004 Environment Management System and ISO 9001: 2000 Quality Management System
(Property Division - Investment Properties)
- First private developer to achieve this for 14 of its commercial buildings in 2007

OHSAS 18001 Health and Safety Management System and ISO 14001:1996 (upgraded to ISO14001:2004) Environmental Management System (Projects Division)
- First private property developer in Singapore to be certified in 2003

MOM Developer Award (Ministry of Manpower) in Workplace Health and Safety Awards
- First awarded in 2003 and again in 2006. It is the only developer to be awarded this prestige

Singapore Environment Achievement Award & Green Office Label 2005 (Singapore Environment Council)
- In recognition of its dedication as a green developer and advocate. Re-certified with the Green Office Label in 2007 for its commitment to environmental protection at the workplace

Singapore Green Plan 2012
(Ministry of the Environment and Water Resources)
- Awarded in 2005 for outstanding contributions towards environmental sustainability in Singapore

END